UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

BMB Munai, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

09656A105
(CUSIP Number)

Timur R. Turlov
Olimpiskiy Prospekt, 14, floor 9
Moscow, Russia 129090
+7 495 783 91 73
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

November 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09656A105	Page 2 of 7

1.	Names of Reporting Persons
	Timur R. Turlov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	Russian Federation
Number of	7.	Sole Voting Power
Shares		224,551,913
Beneficially	8.	Shared Voting Power
Owned by		0
Each	9.	Sole Dispositive Power
Reporting		224,551,913
Person	10.	Shared Dispositive Power
With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	224,551,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	80.1%

14.	Type of Reporting Person (See Instructions)
	IN

CUSIP No. 09656A105	Page 3 of 7

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.001, (“common stock”) of BMB Munai, Inc. (the “Issuer”) which has its principal executive offices at 324 South 400 West, Suite 250, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a)	This statement is being filed by Timur R. Turlov, an individual.

(b)	Mr. Turlov’s business address is Olimpiyskiy Prospekt, 14, floor 9
Moscow, Russia 129090

(c)
Mr. Turlov is the owner and Chief Executive Officer of Investment Company Freedom Finance LC, (“Freedom RU”), an operating registered broker dealer in Russia, including its wholly owned subsidiary Freedom Finance JSC, (“Freedom KZ”) an operating registered broker dealer in Kazakhstan.  Mr. Turlov is also the owner of FFINEU Investment Limited, (“Freedom CY”), a Cyprus entity in the process of activating its licensure as a licensed broker dealer in Cyprus.

(d)	During the last five years Mr. Turlov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Turlov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Turlov is a citizen of the Russian Federation.

Item 3.  Source and Amount of Funds

On November 23, 2015, Mr. Turlov and the Issuer entered into a Share Exchange and Acquisition Agreement, dated November 23, 2015, (the “Acquisition Agreement”), a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and incorporated herein by this reference.  Pursuant to Section 1.2 of the Acquisition Agreement, Mr. Turlov acquired 224,551,913 shares of common stock of the Issuer, which represents approximately 80.1% of the issued and outstanding common stock of the Issuer in exchange for all of the issued and outstanding common stock of FFIN Securities, Inc., (“FFIN”) a Nevada corporation incorporated for the purpose of pursuing licensure as a registered broker dealer in the United States.  In connection with the transaction, FFIN became a wholly owned subsidiary of the Issuer.

CUSIP No. 09656A105	Page 4 of 7

Item 4.  Purpose of Transaction

The information contained on the cover pages to this Schedule 13D and the information set forth in Items 3, 5 and 6 hereof are incorporated by reference herein.

Section 1.2 of the Acquisition Agreement provides that Mr. Turlov may acquire up to an additional 13% of the then total issued and outstanding common stock of the Issuer in exchange for all of the issued and outstanding common stock of Freedom RU, including its wholly owned subsidiary, Freedom KZ.  If the Freedom RU closing is completed, Mr. Turlov would own 93% of the then total issued and outstanding common stock of the Issuer and Freedom RU would become a wholly owned subsidiary of the Issuer.  The Acquisition Agreement provides further that Mr. Turlov may acquire up to an additional 2% of the then total issued and outstanding common stock of the Issuer in exchange for all of the issued and outstanding common stock of Freedom CY and Freedom CY would become a wholly owned subsidiary of the Issuer.  If the Freedom RU and the Freedom CY closings are successfully completed, Mr. Turlov would own 95% of the then total issued and outstanding common stock of the Issuer.  Closing of the acquisitions of Freedom RU and Freedom CY is subject to satisfaction of the terms and conditions of the Article 1, Plan of Exchange; Closings, Article 2 Conditions Precedent to the Company’s Obligation to Close and Article 3 Conditions Precedent to Shareholder’s Obligation to Close of the Acquisition Agreement.  If the Issuer is successful in closing the acquisitions of Freedom RU and Freedom CY, Mr. Turlov will own 95% of the then issued and outstanding common stock of the Issuer.

From time to time FFIN or the Issuer may require additional operating capital to satisfy their operating or net capital requirements.  If Mr. Turlov infuses additional capital into FFIN or the Issuer, he may be issued additional shares of the Issuer.  Mr. Turlov has no agreement with the Issuer regarding any additional capital infusions and is under no obligation, contractual or otherwise to provide additional capital to the Issuer or FFIN.

As a result of the FFIN closing, Mr. Turlov became the Issuer’s largest shareholder, and FFIN became a wholly owned subsidiary of the Issuer.  The Issuer’s ongoing operations will consist of the continuation of FFIN’s business and, subject to successfully closing the acquisitions of Freedom RU and Freedom CY, as discussed herein, the continuation of their business activities as well.  The Acquisition Agreement is being treated as a reverse acquisition of the Issuer, a public shell company, for financial accounting and reporting purposes. As such, FFIN is treated as the acquirer for accounting and financial reporting purposes and the subsequent closings of Freedom RU and Freedom CY will be treated as acquisitions of entities under common control for accounting and financial reporting purposes. As a result, the historical financial statements reflected in the Issuer’s future financial statements will be those of FFIN, and following the subsequent closings, if successful, will include Freedom RU and Freedom CY. The Issuer’s assets, liabilities, and results of operations will be consolidated with the assets, liabilities, and results of operations of FFIN, and following the subsequent closings, if successful, will include Freedom RU and Freedom CY.

CUSIP No. 09656A105	Page 5 of 7

As disclosed in the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2015, in connection with the FFIN closing, Boris Cherdabayev and Valery Tolkachev resigned as directors, and Mr. Turlov was appointed as chairman and Arkady Rakhilkin, Mr. Turlov’s designee, was appointed to the Issuer’s board of directors, joining its incumbent directors Askar Tashtitov, Jason Kerr, and Leonard Stillman. Mr. Tashtitov resigned as the Issuer’s president. The new board appointed Mr. Turlov as chief executive officer.  The other officers of the Issuer remain unchanged.

Pursuant to Section 1.3(b)(ii) of the Acquisition Agreement, at such time as the Issuer may deem appropriate, it shall submit to its stockholders for consideration, with the recommendation of its board of directors that the stockholders approve, a recapitalization of its currently authorized shares of common stock and an increase to the number of its authorized post-reverse-split shares of common stock in such amounts as the board of directors may then determine (the “Recapitalization”) to assure that the Issuer has a sufficient number of authorized but unissued shares to effect the Freedom RU Closing or the Freedom CY Closing, as the case may be, contemplated in the Acquisition Agreement and to continue its activities. In order to obtain this approval, the Issuer shall submit the Recapitalization for consideration by its stockholders in accordance with its articles of incorporation, bylaws, and applicable law, either by majority written consent followed by required notice of action to its stockholders or at a duly constituted special or annual meeting of stockholders, in each case subject to satisfying the proxy or consent solicitation provisions of Section 14 of the Exchange Act and the regulations promulgated thereunder.

Except as disclosed in this Schedule 13D or in the Acquisition Agreement, Mr. Turlov has no present plans or proposals that would relate to or result in the occurrence of any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Mr. Turlov intends to review his investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s financial position and business strategy, price levels of the common stock, conditions in the securities market and general economic and industry conditions, Mr. Turlov may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares or selling some or all of his shares, engaging in any hedging or similar transactions with respect to his shares, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 09656A105	Page 6 of 7

Item 5.  Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth in Items 3, 4 and 6 hereof are incorporated by reference herein.

(a)
As of the date hereof, Mr. Turlov beneficially owns 224,551,913 shares, or 80.1% of the issued and outstanding common stock of the Issuer, based upon the records of the Issuer’s transfer agent as of November 23, 2015.

(b)	Mr. Turlov has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposal of all 224,551,913 shares of common stock he beneficially owns.

(c)	Other than as disclosed herein, during the past 60 days, Mr. Turlov has not made any purchases of common stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth in Items 3, 4 and 5 hereof are incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Turlov and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Exhibits

Exhibit No.	Exhibit
1	Share Exchange and Acquisition Agreement, dated November 23, 2015, between BMB Munai, Inc. and Timur Turlov

CUSIP No. 09656A105	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2015	By:	/s/ Timur Turlov
Timur Turlov

EXHIBIT 1

SHARE EXCHANGE AND
ACQUISITION AGREEMENT

by and between

BMB Munai, Inc.,

and

Timur Turlov

Dated November 23, 2015

i

	6.5	Segregation and Distribution of Deferred Distribution Funds	15

7.	Representations and Warranties of Shareholder		16
	7.1	Organization and Good Standing	16
	7.2	Enforceability and Authority; No Conflict	16
	7.3	Capitalization of FFIN Companies	17
	7.4	Financial Statements	18
	7.5	Books and Records	18
	7.6	Real and Personal Property	19
	7.7	Condition and Sufficiency of Assets	20
	7.8	Accounts Receivable	20
	7.9	Inventories	20
	7.10	No Undisclosed Liabilities	21
	7.11	Taxes	21
	7.12	No Material Adverse Effect	23
	7.13	Employee Benefits	23
	7.14	Compliance with Legal Requirements; Governmental Authorizations	24
	7.15	Legal Proceedings; Orders	25
	7.16	Absence of Certain Changes and Events	26
	7.17	Contracts	27
	7.18	Insurance	29
	7.19	Environmental Matters	30
	7.20	Employees and Consultants	30
	7.21	Labor Disputes; Compliance	31
	7.22	Intellectual Property	32
	7.23	Money Laundering	32
	7.24	Office of Foreign Assets Control and European Union Sanctions Restrictions	33
	7.25	Relationships with Related Persons	33
	7.26	Securities Law Matters	33
	7.27	Customers and Suppliers	34
	7.28	Insider Trading	35
	7.29	Brokers or Finders	35
	7.30	Disclosure	35

8.	Representations and Warranties of the Company		35
	8.1	Organization and Good Standing	35
	8.2	Enforceability and Authority; No Conflict	35
	8.3	Capitalization of the Company	36
	8.4	Financial Statements	36
	8.5	Books and Records	36
	8.6	Real and Personal Property	37
	8.7	Condition and Sufficiency of Assets	37
	8.8	Accounts Receivable	38
	8.9	Inventories	38
	8.10	No Undisclosed Liabilities	38
	8.11	Taxes	38
	8.12	No Material Adverse Effect	40
	8.13	Employee Benefits	40
	8.14	Compliance with Legal Requirements and Governmental Body	41
	8.15	Legal Proceedings; Orders	41
	8.16	Absence of Certain Changes and Events	42
	8.17	Contracts	43

	8.18	Insurance	45
	8.19	Environmental Matters	45
	8.20	Employees and Consultants	46
	8.21	Labor Disputes; Compliance	46
	8.22	Intellectual Property	47
	8.23	Compliance with the Foreign Corrupt Practices Act and Export Control and Antiboycott Law	47
	8.24	Money Laundering	47
	8.25	Office of Foreign Assets Control and European Union Sanctions Restrictions	47
	8.26	Relationships with Related Persons	47
	8.27	Securities Laws Matters	48
	8.28	SEC Filings	48
	8.29	Customers and Suppliers	48
	8.30	Brokers or Finders	48

9.	Termination		48
	9.1	Termination Events	48
	9.2	Effect of Termination	48

10.	Indemnification; Payment; Reimbursement; Remedies		49
	10.1	Survival; Remedies	49
	10.2	Indemnification, Payment, and Reimbursement by Shareholder	49
	10.3	Indemnification, Payment, and Reimbursement by the Company	50
	10.4	Time Limitations	50
	10.5	Certain Limitations on Amount	51
	10.6	Third-Party Claims	51
	10.7	Other Claims	53
	10.8	Strict Liability or Indemnitee Negligence	53

11.	Miscellaneous		53
	11.1	Expenses	53
	11.2	Public Announcements	53
	11.3	Disclosure Schedules	54
	11.4	Nature of Shareholder’s Obligations	54
	11.5	Further Assurances	54
	11.6	Entire Agreement	54
	11.7	Modification	54
	11.8	Assignments and Successors	54
	11.9	No Third-Party Rights	55
	11.10	Remedies Cumulative	55
	11.11	Governing Law	55
	11.12	Jurisdiction; Service of Process	55
	11.13	Waiver of Jury Trial	55
	11.14	Attorneys’ Fees	55
	11.15	Enforcement of Agreement	56
	11.16	No Waiver	56
	11.17	Notices	56
	11.18	Severability	57
	11.19	Time of Essence	57
	11.20	Counterparts and Electronic Signatures	57

12.	Definitions and Usage		57
	12.1	Definitions	57
	12.2	Usage	65

SHARE EXCHANGE AND
ACQUISITION AGREEMENT

THIS SHARE EXCHANGE AND ACQUISITION AGREEMENT (“Agreement”) is made as of November 23, 2015, by and between BMB MUNAI, INC., a Nevada corporation (“Company”), and TIMUR TURLOV, an individual (“Shareholder”). The Company and Shareholder may sometimes hereinafter be collectively referred to as the “parties” and individually as a “party.”

Recitals

A. The Company is a publicly owned corporation with a class of Equity Securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The common stock of the Company is quoted on the OTC Pink marketplace of the OTC Markets Group under the symbol “BMBM.”

B. Shareholder is an individual and citizen of the Russian Federation.

C. Shareholder owns 100% of the outstanding equity interest of FFIN Securities, Inc., a Nevada corporation (“FFIN”). FFIN plans to pursue a New Member Application with the Financial Industry Regulatory Authority, Inc. (“FINRA”), and a Form BD with the U.S. Securities and Exchange Commission (“SEC”) to apply for licensure to transact business as a registered securities broker-dealer in the United States of America. FFIN intends to serve primarily foreign clients referred from foreign brokerage firms owned by Shareholder as part of a strategy to provide foreign customers with direct access to the U.S. securities markets.

D. Shareholder owns 100% of the outstanding equity interest of Investment Company Freedom Finance LLC, a Russian limited liability company (“Freedom RU”). Freedom RU provides financial services in the Russian Federation in accordance with the Russian government’s open-ended licenses for brokerage, dealer, and depository operations and for activities in securities management. The Federal Financial Markets Service of Russia provides governmental regulation of company operations and protection of the interests of its customers. Freedom RU has a wholly owned Subsidiary, Freedom Finance JSC, a Kazakhstan joint stock company (“Freedom KZ”). Freedom KZ provides professional services in the capital markets of Kazakhstan and is a professional participant of the Kazakhstani Stock Exchange, which enables it to manage investment portfolios for its clients. Freedom KZ is regulated by the Committee for the Control and Supervision of the Financial Market and Financial Organizations of the National Bank of the Republic of Kazakhstan. The Company’s acquisition of Freedom RU will result in the acquisition of Freedom KZ.

E. Freedom RU and Freedom KZ will introduce customers that execute trades in U.S.-traded securities to FFINEU Investments Limited, a Cyprus limited liability company (“Freedom CY”). Shareholder owns 100% of the outstanding equity interest of Freedom CY. Freedom CY has applied for and been granted licensure by the Cyprus Securities and Exchange Commission. Freedom CY is currently in the process of implementing the necessary systems and infrastructure to activate its licensure in Cyprus.

F. Freedom RU and Freedom KZ serve an emerging capitalistic and investing segment of the economies of Russia and Kazakhstan that is interested in saving, investing, and particularly, diversifying its risk through foreign investment. Currently, Freedom RU and Freedom KZ introduce their customers that want to execute securities transactions in U.S. securities to an intermediary company in Cyprus, which in turn introduces these customers to a licensed U.S. clearing broker-dealer and FINRA member that executes the customers’ orders and clears the transactions. Freedom RU and Freedom KZ desire to supplement the transaction execution services currently provided through an intermediary by directing their customer orders through FFIN and Freedom CY for execution.

Shareholder believes the customers of Freedom RU and Freedom KZ, and the prospective customers of FFIN and Freedom CY, will view the United States as an attractive, economically sound, financially stable, and well-regulated securities market in which to invest. The recent strength of the dollar as compared to the Russian ruble and Kazakh tenge, both of which have recently declined in value substantially relative to the U.S. dollar, has heightened this interest. Accordingly, Shareholder desires to consolidate his financial services businesses into the Company in order to provide integrated, international financial services and to take advantage of the Company’s status as a publicly traded company with access to the securities markets in the United States.

G. Shareholder and the Company desire to exchange all of the issued and outstanding Equity Securities of FFIN, Freedom RU, and Freedom CY (individually, an “FFIN Company,” and collectively and together with their respective Subsidiaries, the “FFIN Companies”) held by Shareholder for common stock of the Company (the “Acquisitions”) on the terms set forth in this Agreement.

H. The Company’s board of directors has determined that the Acquisitions are consistent with, and in furtherance of, its long-term business strategy and are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the board has approved and adopted this Agreement, including the issuance of the Company’s common stock and the other transactions contemplated hereby. The parties desired to complete all of the proposed Acquisitions simultaneously with the execution of this Agreement. However, the SEC periodic reporting requirements applicable to the Company require that it file, within four business days after the closing of each Acquisition, a Current Report on Form 8-K containing Audited Financial Statements for the acquired company. The required financial statements have not been completed for Freedom RU or Freedom CY as of the execution of this Agreement. Additionally, in order to have sufficient shares to complete all Acquisitions on the agreed terms, the Company must complete a recapitalization to reverse-split its authorized shares of common stock and to increase the number of authorized but unissued shares. In order to avoid unnecessary costs and delays, this Agreement contemplates the Acquisitions of all of the FFIN Companies, but allows for sequential Closings of each of the Acquisitions as each of the aforementioned steps are completed. Despite the several Closings, the parties intend that the Acquisitions qualify as a reorganization and tax-free exchange under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), and as a single, unified nontaxable transaction under the provisions of Section 351 of the Code. The parties also acknowledge that if, for any reason, one or all of the subsequent Closings cannot be completed, the failure to close any single Acquisition will not result in the rescission of, or any change to the terms of, any of the Acquisitions that have already been consummated.

Agreement

In consideration of the foregoing and the representations, warranties, covenants, and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1
PLAN OF EXCHANGE; CLOSINGS

1.1           Share Exchange

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, and covenants contained in this Agreement, Shareholder shall exchange 100% of the issued and outstanding Equity Securities of the FFIN Companies for an aggregate 95% of the issued and outstanding common stock of the Company (the “Company Shares”). The Company shall acquire the Equity Securities of the FFIN Companies from Shareholder, and Shareholder shall transfer the Equity Securities of the FFIN Companies to the Company, free and clear of any Encumbrance, and Shareholder shall receive the Company Shares, free and clear of any Encumbrance.

1.2           Closings

(a)           The Acquisitions will take place sequentially in three increments, subject to satisfying the conditions precedent to each such increment, as follows:

(i)           The Acquisition of FFIN will be the first Closing. Contemporaneously with the execution of this Agreement, Shareholder is delivering to the Company all of the issued and outstanding Equity Securities of FFIN in exchange for the issuance to Shareholder of 224,551,913 shares of the Company’s common stock (the “FFIN Closing”), which, after giving effect to such issuance, shall make Shareholder the holder of 80.1% of the issued and outstanding common stock of the Company.

(ii)           The Acquisition of Freedom RU, including indirectly the acquisition of its subsidiary Freedom KZ, will be a separate Closing. Subject to the performance, satisfaction, or waiver of the special covenants and conditions set forth in Section 1.3 and the general covenants and conditions set forth in Articles 2, 3, and 4, at the second Closing, Shareholder shall deliver to the Company 100% of the outstanding Equity Securities of Freedom RU in exchange for the issuance to Shareholder of shares of the Company’s common stock (the “Freedom RU Closing”), which, immediately after giving effect to such issuance, shall make Shareholder the holder of 93% of the issued and outstanding common stock of the Company.

(iii)          The Acquisition of Freedom CY will be a separate Closing. Subject to the performance, satisfaction, or waiver of the special covenants and conditions set forth in Section 1.3 and the general covenants and conditions set forth in Articles 2, 3, and 4, at the third Closing, Shareholder shall deliver to the Company 100% of the outstanding Equity Securities in Freedom CY in exchange for the issuance to Shareholder of shares of the Company’s common stock (the “Freedom CY Closing”), which, immediately after giving effect to such issuance, shall make Shareholder the holder of 95% of the issued and outstanding common stock of the Company.

(b)           The Freedom RU Closing and the Freedom CY Closing shall each take place on such date or time, and at such place or by electronic exchange of documents, as the Company and Shareholder may agree (each, a “Closing Date”), provided that on or before the date of each Closing all conditions set forth in Section 1.3 and Articles 2, 3, and 4 shall have been satisfied or waived. Each Closing will be deemed to be effective as of the close of business on the respective Closing Date for tax and accounting purposes.

(c)           Following completion of all Closings, Shareholder shall own 95% of the issued and outstanding shares of common stock of the Company, and the Company shall own 100% of the Equity Securities of each of the FFIN Companies and, indirectly, their respective Subsidiaries.

1.3           Special Pre-Closing Covenants and Conditions

In addition to the general covenants and conditions set forth in Articles 2, 3, and 4, the Freedom RU Closing and the Freedom CY Closing shall be subject to the performance, satisfaction, or waiver of the following special covenants and conditions:

(a)           (i)            In order to satisfy its SEC periodic reporting obligations to file specified current information immediately following the Freedom RU Closing, the Company requires that the Freedom RU Closing be conditioned on Freedom RU’s completion of consolidated Audited Financial Statements and unaudited Interim Financial Statements, as of and for the periods specified in Form 8-K under the Exchange Act and Regulation S-X, “Form and Content of and Requirements for Financial Statements” and the other applicable rules, regulations, policies, and interpretations of the SEC relating thereto, GAAP, and GAAS (the “SEC Requirements”), including the report of an independent registered public accounting firm thereon, together with such information as may be required pursuant to the SEC Requirements (the “Required Financials”). Therefore, at the earliest practicable date, Freedom RU shall use commercially reasonable efforts, from and after the date of this Agreement through the Freedom RU Closing Date, to engage accountants and auditors, provide them with information, and generally cooperate to assure the completion of Freedom RU’s Required Financials. Freedom RU shall collaborate with the Company in the preparation and completion of the Required Financials so as to facilitate form and presentation compatibility of the Required Financials with the historical financial statements of the Company included in its SEC Filings. Immediately following the completion of the Required Financials, Shareholder shall cause Freedom RU, at its cost, to deliver a copy thereof to the Company and shall provide, or cause to be provided, such accounting and auditing assistance and cooperation as reasonably shall be required to enable the Company to complete required Pro Forma Financial Information for inclusion in the Company’s SEC reports. Within 10 days after Shareholder delivers Freedom RU’s Required Financials to the Company, it shall notify Shareholder whether or not the tendered Required Financials comply, in its good faith judgment upon the advice of its registered public accounting firm and outside legal counsel, with the requirements set forth herein. If the Company advises that Freedom RU’s Required Financials meet the requirements set forth herein, the parties shall proceed to close the Freedom RU Acquisition at the earliest mutually convenient practicable date. If the Company advises Shareholder that Freedom RU’s Required Financials do not meet the applicable requirements, Shareholder shall cause Freedom RU to cooperate with the Company to meet such requirements.

(ii)           The change in ultimate beneficial ownership of Freedom KZ from Shareholder (through Freedom RU) to the Company may subject Freedom KZ to certain regulatory requirements from which it is currently exempt in the Republic of Kazakhstan Prior to the Freedom RU Closing, Shareholder shall cause Freedom KZ to become compliant with, or to be granted exemption from, such regulatory requirements by the National Bank of Kazakhstan and any other applicable Governmental Body, and shall deliver to the Company such documentation evidencing compliance or exemption as the Company deems appropriate to allow the Company to acquire and own the Equity Securities of Freedom RU and to carry on the businesses of Freedom RU and Freedom KZ.

(b)           (i)           In order to satisfy its SEC periodic reporting obligations to file specified current information immediately following the Freedom CY Closing, the Company requires that the Freedom CY Closing be conditioned on Freedom CY’s completion of Required Financials. Therefore, at the earliest practicable date, Freedom CY shall use commercially reasonable efforts, from and after the date of this Agreement through the Freedom CY Closing Date, to engage accountants and auditors, provide them with information, and in general, cooperate to assure the completion of the Required Financials. Freedom CY shall collaborate with the Company in the preparation and completion of the Required Financials so as to facilitate the form and presentation compatibility of Freedom CY’s Required Financials with the historical financial statements of the Company included in its SEC Filings. Immediately following the completion of the Required Financials, Shareholder shall cause Freedom CY, at its cost, to deliver a copy thereof to the Company and shall provide, or cause to be provided, such accounting and auditing assistance and cooperation as reasonably shall be required to enable the Company to complete required Pro Forma Financial Information for inclusion in the Company’s SEC reports. Within 10 days after Shareholder delivers the Freedom CY Required Financials to the Company, it shall notify Shareholder whether or not the tendered Required Financials comply, in its good faith judgment upon the advice of its registered public accounting firm and outside legal counsel, with the requirements set forth herein. If the Company advises Shareholder that Freedom CY’s Required Financials do not meet the applicable requirements, Shareholder shall cause Freedom CY to cooperate with the Company to meet such requirements.

(ii)           At such time as the Company may deem appropriate, it shall submit to its stockholders for consideration, with the recommendation of its board of directors that the stockholders approve, a recapitalization of its currently authorized shares of common stock and an increase to the number of its authorized post-reverse-split shares of common stock in such amounts as the board of directors may then determine (the “Recapitalization”) to assure that the Company has a sufficient number of authorized but unissued shares to effect the Freedom RU Closing or the Freedom CY Closing, as the case may be, contemplated in this Agreement and to continue its activities. In order to obtain this approval, the Company shall submit the Recapitalization for consideration by its stockholders in accordance with its articles of incorporation, bylaws, and applicable law, either by majority written Consent followed by required notice of action to its stockholders or at a duly constituted special or annual meeting of stockholders, in each case subject to satisfying the proxy or consent solicitation provisions of Section 14 of the Exchange Act and the regulations promulgated thereunder.

(iii)          If, as, and when the Company advises that Freedom CY’s Required Financials meet the requirements set forth herein and it has completed its Recapitalization, the parties shall proceed to close the Freedom CY Acquisition at the earliest, mutually convenient, and practicable date.

(c)           Shareholder shall cause Freedom RU, pending the Freedom RU Closing or the termination of this Agreement, and Freedom CY, pending the Freedom CY Closing or the termination of this Agreement, to deal exclusively with the Company as set forth in Section 4.6.

1.4           Closing Obligations

(a)           At or before each Closing:

(i)           Shareholder shall deliver to the Company respecting the FFIN Company being acquired:

(1)           the Required Financials set forth in Section 2.1, which shall be acceptable to the Company, its independent registered public accounting firm, and its legal counsel in their sole discretion;

(2)           evidence of receipt of all required Governmental Authorizations set forth in Section 2.2 in a form acceptable to the Company and its legal counsel;

(3)           certificates or other legally enforceable documentation representing the Equity Securities of the FFIN Company then being acquired, endorsed in blank (or accompanied by stock powers executed in blank), and otherwise in proper form for transfer;

(4)           the Organizational Documents of the FFIN Company then being acquired, as filed with any Governmental Body in connection with its organization, duly certified as of a recent date by the Secretary of State or other appropriate authority of the jurisdiction of its incorporation or organization, together with a certificate dated as of the applicable Closing Date from a duly authorized officer of the FFIN Company then being acquired to the effect that no amendments to such Organizational Documents have been filed since the date certified by the Secretary of State or other appropriate authority;

(5)           the Organizational Documents of the FFIN Company then being acquired, not filed with a Governmental Body in connection with its organization, certified as of the applicable Closing Date by a duly authorized officer of the FFIN Company then being acquired;

(6)           certificates or other evidence of its valid existence dated as of a date not more than five days before the applicable Closing Date as to the good standing of the FFIN Company then being acquired issued by the appropriate Governmental Body of the jurisdiction of the particular FFIN Company’s organization and each jurisdiction in which the FFIN Company then being acquired is licensed or qualified to do business as a foreign entity as specified in Schedule 7.1;

(7)           a release in the form of Exhibit A executed by Shareholder; and

(8)           the certificate referred to in Section 2.5.

(ii)           The Company shall deliver to Shareholder:

(1)           a certificate or certificates representing the Company Shares to be issued in connection with each Closing, duly issued in Shareholder’s name; and

(2)           the certificate referred to in Section 3.3.

(b)           In connection with or as promptly as practicable following the FFIN Closing, Boris Cherdabayev and Valery Tolkachev will resign from the Company’s board of directors; Askar Tashtitov will resign as President of the Company, but will continue to serve on the board of directors and shall have appointed or will appoint Timur Turlov as Chairman of the board of directors and as Chief Executive Officer; and will appoint Arkadiy Rahilkin to the Company’s board of directors.. Jason Kerr, Leonard Stillman and Askar Tashtitov will continue to serve as members of the board of directors. Evgeniy Ler will continue to serve as the Company’s Chief Financial Officer and Treasurer and Adam Cook will continue to serve as the Company’s Secretary.

1.5           Each Closing Independent

Each Closing shall be independent of, and not contingent upon, the completion of any other Closing, so that the FFIN Closing shall not be affected by whether or not the Freedom RU Closing or the Freedom CY Closing occurs. Similarly, the Freedom RU Closing shall not be affected by whether or not the Freedom CY Closing has been effected and the Freedom CY Closing shall not be affected by whether or not the Freedom RU Closing has been effected. Additionally, if for any reason, one or all of the Closings cannot be completed, the failure to close will not have any unwinding effect or any bearing on the Acquisitions that have already taken place.

ARTICLE 2
CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATION TO CLOSE

In addition to the special pre-Closing covenants and conditions set forth in Section 1.3, the Company’s obligations to exchange the Company Shares for the Equity Securities of the each of the FFIN Companies at its particular Closing and to take the other actions required pursuant to this Agreement to be taken by the Company at any Closing, are subject to the satisfaction, at or before such Closing, of each of the following conditions (any of which may be waived in whole or in part by the Company).

2.1           Delivery of Required Financials

Shareholder shall have delivered to the Company the Required Financials and such additional financial information respecting the FFIN Company being acquired, as requested by the Company, to allow for the preparation of the pro forma financial information as the Company may be required to disclose by SEC Requirements (“Pro Forma Financial Information”).

2.2           Governmental Authorizations

Shareholder will have received such Governmental Authorizations as are necessary or that the Company considers desirable, including compliance with the requirements of Section 1.3(a)(ii) of this Agreement, to allow Shareholder to transfer and the Company to acquire and own the Equity Securities of the FFIN Companies and for the FFIN Companies and the Company to own and operate the business of the particular FFIN Company being acquired from and after any Closing.

2.3           Accuracy of Shareholder’s Representations

(a)           Subject to Section 2.3(b), each of Shareholder’s representations and warranties in this Agreement will have been accurate in all material respects as of the date of this Agreement and will be accurate in all material respects as of each Closing Date as if then made, without giving effect to any supplement to Shareholder’s disclosure schedules.

(b)           Each of Shareholder’s representations and warranties in Sections 7.2(a), 7.3, 7.4, 7.12, and 7.30, and each of the representations and warranties in this Agreement that contains an express materiality qualification, will have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of each Closing Date as if then made, without giving effect to any supplement to Shareholder’s disclosure schedules.

2.4           Shareholder’s Performance

The covenants and obligations that Shareholder is required to perform or to comply with pursuant to this Agreement at or before any Closing will have been duly performed and complied with in all material respects.

2.5           Bring-Down Certificate

The Company will have received a certificate executed by Shareholder confirming: (a) the accuracy of his representations and warranties as of the date of this Agreement and as of any Closing Date in accordance with Section 2.3; and (b) the performance of and compliance with his covenants and obligations to be performed or complied with at or before any Closing in accordance with Section 2.4.

2.6           Consents

Each of the Consents identified in Schedule 2.6 (the “Material Consents”) (as defined below) will have been obtained in form and substance satisfactory to the Company and will be in full force and effect. Copies of the Material Consents will have been delivered to the Company.

2.7           Additional Documents

Each of the items to be delivered pursuant to Section 1.4(a)(i) and such other documents as the Company may reasonably request, each in form and substance satisfactory to the Company and, if necessary, executed by Shareholder or the relevant FFIN Company then being acquired, will have been delivered (or tendered subject only to Closing) to the Company, for the purpose of:

(a)           evidencing the accuracy of any of Shareholder’s representations and warranties;

(b)           evidencing the performance by Shareholder of, or the compliance by Shareholder with, any covenant or obligation required to be performed or complied with by Shareholder;

(c)           evidencing the satisfaction of any condition referred to in this Article 2; or

(d)           otherwise facilitating the consummation or completion of the Acquisitions.

2.8           No Proceedings

Since the date of this Agreement, there will not have been commenced or threatened against the Company, or against any Related Person of the Company, any Proceeding: (a) involving any challenge to, or seeking relief (monetary or otherwise) in connection with, the Acquisitions; or (b) that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, the Acquisitions.

2.9           No Claim Regarding Stock Ownership

There will not have been made or threatened by any Third Party any claim asserting that such Third Party: (a) is the holder or the beneficial owner of any Equity Security of the FFIN Company being acquired; or (b) is entitled to all or any portion of the Company Shares.

2.10         No Conflict

Neither the consummation of the Acquisition of the FFIN Company being acquired nor performance under this Agreement will, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or violate, or cause the Company or any Related Person of the Company to suffer any adverse consequence under: (a) any applicable Legal Requirement or Order; or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

2.11         No Material Adverse Effect

Since the date of this Agreement, no FFIN Company will have suffered any Material Adverse Effect and no event will have occurred, and no circumstance will exist, that could result in a Material Adverse Effect.

ARTICLE 3
CONDITIONS PRECEDENT TO SHAREHOLDER’S OBLIGATION TO CLOSE

In addition to the special pre-Closing covenants and conditions set forth in Section 1.3, Shareholder’s obligations to deliver the Equity Securities of the each of the FFIN Companies at its particular Closing, and to take the other actions required pursuant to this Agreement to be taken by Shareholder at any Closing, are subject to the satisfaction, at or before such Closing, of each of the following conditions (any of which may be waived in whole or in part by Shareholder):

3.1           Accuracy of Company Representations

Each of the Company’s representations and warranties in this Agreement will have been accurate in all material respects as of the date of this Agreement and will be accurate in all material respects as of each Closing Date as if then made.

3.2           Company Performance

The covenants and obligations that the Company is required to perform or to comply with pursuant to this Agreement at or before a Closing will have been duly performed and complied with in all material respects.

3.3           Bring-Down Certificate

Shareholder will have received a certificate executed by the Company confirming: (a) the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing Date in accordance with Section 3.1; and (b) the performance of and compliance with its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 3.2

3.4           Consents

Each of the Consents identified in Schedule 3.4 will have been obtained in form and substance satisfactory to Shareholder and will be in full force and effect. Copies of such Consents will have been delivered to Shareholder.

3.5           Additional Documents

Each of the items to be delivered pursuant to Section 1.4(a)(ii) and such other documents as Shareholder may reasonably request, each in form and substance reasonably satisfactory to Shareholder and, if necessary, executed by the Company, will have been delivered (or tendered subject only to Closing) to Shareholder, for the purpose of:

(a)           evidencing the accuracy of any of the Company’s representations and warranties;

(b)           evidencing the performance by the Company of, or the compliance by the Company with, any covenant or obligation required to be performed or complied with by the Company;

(c)           evidencing the satisfaction of any condition referred to in this Article 3; or

(d)           otherwise facilitating the consummation of the Acquisitions.

3.6           No Legal Prohibition

There will not be in effect any Legal Requirement or Order that prohibits the sale of the Equity Securities of the particular FFIN Company by Shareholder to the Company or the consummation of the particular Acquisition.

ARTICLE 4
PRE-CLOSING COVENANTS OF SHAREHOLDER

The following covenants are in addition to the special pre-closing covenants and conditions set forth in  Section 1.3.

4.1           Access and Investigation

Before each Closing Date, and upon reasonable notice from the Company, Shareholder shall, and shall cause the particular FFIN Company to be acquired to: (a) afford the Company and its Related Parties (collectively, “Company Representatives”) full and free access, during regular business hours, to the particular FFIN Company’s personnel, assets, Contracts, and Records; (b) furnish the Company Representatives with copies of all such Contracts and Records as the Company may reasonably request; (c) furnish the Company Representatives with such additional financial, operating, and other relevant data and information as the Company may reasonably request; and (d) otherwise cooperate and assist, to the extent reasonably requested by the Company, with the Company’s investigation of the business, condition (financial or otherwise), assets, results of operations, or prospects of the FFIN Company then being acquired.

4.2           Operation of the Businesses of the FFIN Companies

Before each Closing Date, Shareholder shall, and shall cause the particular FFIN Company to be acquired to:

(a)           conduct the business of such FFIN Company only in the Ordinary Course of Business;

(b)           use their best efforts to preserve intact the current business organization of the particular FFIN Company to be acquired; keep available the services of the officers, employees, and agents of the particular FFIN Company to be acquired; and maintain its relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the particular FFIN Company to be acquired;

(c)           confer with the Company before implementing material operational decisions;

(d)           report to the Company at such times as the Company may reasonably request concerning the status of the business, condition (financial or otherwise), assets, results of operations, or prospects of the particular FFIN Company to be acquired;

(e)           make no material changes in management personnel of the particular FFIN Company to be acquired;

(f)           maintain the assets owned or used by the particular FFIN Company to be acquired in a state of repair and condition that complies with Legal Requirements and Contracts and is consistent with the requirements and normal conduct of its business;

(g)           keep in full force and effect, without amendment, all material Governmental Authorizations and other rights relating to the business of the particular FFIN Company to be acquired;

(h)           comply with all Legal Requirements applicable to, and all Applicable Contracts of, the particular FFIN Company to be acquired;

(i)           continue in full force and effect the insurance coverage under the policies set forth in Schedule 7.18 or substantially equivalent policies;

(j)           except as required to comply with ERISA or to maintain qualification under Section 401(a) of the Code, not amend, modify, or terminate any Benefit Plan and, except as required under the provisions of any Benefit Plan, not make any contributions to or respecting any Benefit Plan;

(k)           maintain all records of the particular FFIN Company to be acquired consistent with past practice; and

(l)           take no action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 7.16 would be likely to occur.

4.3           Filings and Notifications; Cooperation

As promptly as practicable after the date of this Agreement, and in any event within the applicable period prescribed by Legal Requirement, Shareholder shall, and shall cause the particular FFIN Company to be acquired and each of its Related Persons to, make all filings and notifications required by Legal Requirements to be made by them in connection with the Acquisitions. Shareholder shall, and shall cause the particular FFIN Company to be acquired and each of its Related Persons to, cooperate with the Company Representatives: (a) respecting all filings and notifications that the Company elects to make or shall be required by Legal Requirements to make in connection with the Acquisitions; (b) in identifying and obtaining the Governmental Authorizations required by the Company to own and operate the particular FFIN Company to be acquired from and after the applicable Closing Date; and (c) in obtaining all Consents identified in Schedule 3.4.

4.4           Notice

(a)           Before each Closing Date, Shareholder shall promptly provide notice to the Company of any Breach of any representation or warranty of Shareholder or any fact or circumstance that would, or would reasonably be likely to, cause or constitute a Breach of any representation or warranty, had that representation or warranty been made as of the time of the occurrence of such fact or circumstance. Should any such Breach relate to Shareholder’s disclosure schedules, Shareholder shall promptly deliver to the Company a supplement to its disclosure schedules. No such notice or delivery will be deemed to have cured any Breach of any representation or warranty or affect any right or remedy of the Company under this Agreement.

(b)           Before each Closing Date, Shareholder shall promptly provide notice to the Company of any Breach of any covenant of Shareholder in this Article 4 or any fact or circumstance that could make the satisfaction of any condition in Article 2 impossible or unlikely, and of all corrective actions undertaken, or to be undertaken, by Shareholder with respect thereto. No such notice will be deemed to have cured any Breach of any covenant or affect any right or remedy of the Company under this Agreement.

4.5           Payment of Indebtedness by or to Related Persons

All indebtedness owed by Shareholder or any Related Person of Shareholder to any particular FFIN Company to be acquired shall be paid in full before any Closing, and Shareholder and each Related Person of Shareholder shall execute and deliver to the Company a release in the form of Exhibit A.

4.6           Exclusive Dealing

Until this Agreement shall have been terminated pursuant to Section 9.1, Shareholder shall not, and Shareholder shall cause the FFIN Companies and their respective Related Parties not to, directly or indirectly, solicit, initiate, encourage, or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to, or consider the merits of any inquiries or proposals from any Person (other than the Company) relating to any business combination transaction involving Shareholder or any of the FFIN Companies, however structured, including the sale of the business or assets (other than in the Ordinary Course of Business) of any of the FFIN Companies or any Equity Security of any of the FFIN Companies, or any merger, consolidation, or similar transaction or arrangement. Shareholder shall notify the Company of any inquiry or proposal within 24 hours of receipt thereof by Shareholder or any FFIN Company, or any of their respective Related Parties. The Company would not have entered into this Agreement without this special covenant by shareholder.

4.7           Best Efforts

Shareholder shall use his best efforts to cause the conditions in Section 1.3 and Article 2 to be satisfied.

ARTICLE 5
COVENANTS OF THE COMPANY BEFORE EACH CLOSING DATE

The following covenants are in addition to the special pre-closing covenants and conditions set forth in Section 1.3(b)(ii).

5.1           Filings and Notifications; Cooperation

As promptly as practicable after the date of this Agreement, and in any event within the applicable period prescribed by Legal Requirements, the Company shall, and shall cause each of its Related Persons to, make all filings and notifications required by Legal Requirements to be made by them in connection with the Acquisitions. The Company shall, and shall cause each of its Related Persons to, cooperate with Shareholder, the FFIN Companies, and their respective Related Persons: (a) respecting all filings and notifications that Shareholder, any FFIN Company, or their respective Related Persons shall be required by Legal Requirements to make in connection with the Acquisitions; and (b) in obtaining all Material Consents; provided, however, that the Company shall not be required to dispose of or make any change to its business, expend any material funds, or incur any other material obligation in order to comply with this Section 5.1.

5.2           Notice

(a)           Before each Closing Date, the Company shall promptly provide notice to Shareholder of any Breach of any representation or warranty of the Company or any fact or circumstance that would, or would reasonably be likely to, cause or constitute a Breach of any representation or warranty had that representation or warranty been made as of the time of the occurrence of such fact or circumstance. No such notice will be deemed to have cured any Breach of any representation or warranty or affect any right or remedy of Shareholder under this Agreement.

(b)           Before each Closing Date, the Company shall provide notice to Shareholder of any Breach of any covenant of the Company in this Article 5 or any fact or circumstance that could make the satisfaction of any condition in Article 3 impossible or unlikely and of all corrective actions undertaken, or to be undertaken, by the Company with respect thereto. No such notice will be deemed to have cured any Breach of any covenant or affect any right or remedy of Shareholder under this Agreement.

5.3           Best Efforts

The Company shall use its best efforts to cause the conditions in Section 1.3(b)(ii) and Article 3 to be satisfied; provided, however, that the Company shall not be required to dispose of or make any change to its business, expend any material funds, or incur any other material obligation in order to comply with this Section 5.3.

5.4           No Dilution

Except as contemplated in this Agreement, the Company shall neither effect nor fix any record date for any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the Company’s common stock between the date of this Agreement and the completion of the Acquisitions, other than the corporate actions set forth in Section 1.3(b)(ii) or as otherwise authorized by Shareholder.

ARTICLE 6
POST-CLOSING COVENANTS

6.1           Cooperation and Proceedings; Access to Records

(a)           After each Closing, Shareholder shall cooperate with the Company and its counsel and make himself and his Related Parties available to the Company and the FFIN Companies in connection with the institution or defense of any Proceeding, whether existing, threatened, or anticipated, involving or relating to the Acquisitions, the Company, Shareholder, or any FFIN Company, including providing testimony, Records, and other information.

(b)           Each of Shareholder and the Company will make available to the other any Records in the nonrequesting party’s custody or control for the purpose of preparing any financial statement, including pro forma information, or Tax Return or preparing for or defending any tax-related examination of the requesting party or any FFIN Company by any Governmental Body. The party requesting such Records will reimburse the nonrequesting party for the reasonable out-of-pocket costs and expenses incurred by the nonrequesting party. The nonrequesting party will afford access to such Records during normal business hours, upon reasonable advance notice given by the requesting party, and subject to such reasonable limitations as the nonrequesting party may impose to delete competitively sensitive or privileged information.

6.2           Noncompetition, Nonsolicitation, and Nondisparagement

(a)           Commencing on the date of the FFIN Closing and for a period of two years after the last to occur of the Freedom RU Closing Date or the Freedom CY Closing Date:

(i)           Shareholder shall not, except through the Company or any FFIN Company to be acquired or acquired, directly or indirectly, engage, invest in, own, manage, operate, finance, control, advise, render services to, guarantee the obligations of, be employed by, be associated with, or in any manner be connected with any Person that competes with any business that the FFIN Company to be acquired or acquired conducts without the written Consent of the Company.

(ii)           Shareholder shall not, directly or indirectly: (1) cause, induce, or attempt to cause or induce any employee, agent, or independent contractor of any FFIN Company to terminate such relationship; (2) in any way interfere with the relationship between any FFIN Company and any of its employees, agents, or independent contractors; or (3) hire, retain, employ, or otherwise engage or attempt to hire, retain, employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee, agent, or independent contractor of any FFIN Company with any Person that competes with any business that any FFIN Company conducts.

(iii)          Shareholder shall not, directly or indirectly: (1) solicit, induce, or otherwise cause, or attempt to solicit, induce, or otherwise cause, any customer, supplier, licensor, licensee, or any prospective customer, supplier, licensor, or licensee that has been contacted or targeted for contact by any FFIN Company on or before any Closing Date, or any other Person engaged in a business relationship with any FFIN Company, to terminate, curtail, or otherwise detrimentally modify its relationship with any FFIN Company; or (2) engage in business with a competitor of any FFIN Company; or (3) interfere in any way with the relationship between any FFIN Company and its customers, suppliers, licensors, licensees, or prospective customers, suppliers, licensors, or licensees, or any other Person engaged in a business relationship with any FFIN Company.

(b)           Shareholder shall not make any disparaging statement, either orally or in writing, regarding the Company, the FFIN Companies, the business, products, or services thereof, or any of their respective stockholders, directors, officers, employees, or agents.

(c)           Shareholder agrees that this Section 6.2 is reasonable and necessary to protect and preserve the legitimate business interests and the value of the Equity Securities of the Company and the FFIN Companies and to prevent an unfair advantage from being conferred on Shareholder.

(d)           If any provision of this Section 6.2 is held to be excessively broad, that provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent allowed by applicable Legal Requirements.

(e)           Shareholder acknowledges that any Breach of this Section 6.2 would result in serious and irreparable injury to the Company, the Company could not be adequately compensated by monetary damages alone, and the Company’s remedy at law would not be adequate. Therefore, Shareholder acknowledges and agrees that, in the event of a Breach by Shareholder of this Section 6.2, the Company shall be entitled, in addition to any other remedy at law or in equity to which the Company may be entitled, to equitable relief against Shareholder, including temporary restraining orders and preliminary and permanent injunctions, or other remedies of similar effect to restrain Shareholder from such Breach and to compel compliance with the obligations of Shareholder, and Shareholder waives the posting of a bond or undertaking as a condition to such relief.

6.3           Confidentiality

(a)           As used in this Section 6.3, the term “Confidential Information” includes any of the following information held, used by, or relating to any FFIN Company:

(i)           all information that is a trade secret;

(ii)           all information concerning proceeds and services, marketing materials, analytical algorithms, business relations, research, trading or order execution practices and protocols, operating methods or routines, clearing and transaction processes, strategic partners or relationships;

(iii)          all information concerning the business and affairs of any FFIN Company, including historical and current financial statements; financial projections and budgets; Tax Returns and accountants’ materials; historical, current, and projected sales; capital spending budgets and plans; business, strategic, marketing, and advertising plans; publications; client, customer, and prospect lists, files, and contact information;

current and anticipated customer requirements; price lists; market studies; Contracts; the names and backgrounds of key personnel; and personnel training techniques and materials, however documented. Confidential Information shall not be deemed “generally available to the public” merely because it is included or incorporated in more general information that is publicly available or because it combines features that individually may be publicly available; and

(iv)         the term Confidential Information does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by a receiving Party or any of its representatives in breach of this Agreement, (ii) was within such receiving Party’s possession prior to its being furnished to such receiving Party by or on behalf of the disclosing Party (including without limitation general knowledge of the securities brokerage industry), provided that the source of such information was not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentially to, the disclosing Party or the Company with respect to such information, or (iii) is or becomes available to the receiving Party from a source other than the disclosing Party or its representatives, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentially to, the disclosing Party or the Company with respect to such information.

(b)           Shareholder acknowledges the confidential and proprietary nature of the Confidential Information and agrees that he shall, except to the extent required to fulfill his duties in the course of his employment with the Company or any FFIN Company, from and after any Closing: (i) keep the Confidential Information confidential and deliver promptly to the Company, or immediately destroy at the Company’s option, all embodiments and copies of the Confidential Information that are in Shareholder’s possession; (ii) not use the Confidential Information for any reason or purpose; and (iii) without limiting the foregoing, not disclose the Confidential Information to any Person, except with the Company’s Consent.

(c)           If Shareholder becomes compelled in any Proceeding to make any disclosure that is prohibited by this Section 6.3, Shareholder shall, to the extent legally permissible, provide the Company with prompt notice of such compulsion so that the Company may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.3. In the absence of a protective order or other remedy, Shareholder may disclose that portion (and only that portion) of the Confidential Information that, based upon the opinion of Shareholder’s counsel, Shareholder is legally compelled to disclose; provided, however, that Shareholder shall use his best efforts to obtain written assurance that any Person to whom any Confidential Information is so disclosed shall accord confidential treatment to such Confidential Information.

(d)           Nothing in this Section 6.3 will diminish the protections and benefits under applicable Legal Requirements to which any trade secret of any FFIN Company is entitled. If any information that an FFIN Company asserts to be a trade secret under applicable Legal Requirements is found by a court of competent jurisdiction not to be a trade secret, such information will nonetheless be considered Confidential Information of that FFIN Company for purposes of this Section 6.3.

6.4           Customer and Other Business Relationships

(a)           After any Closing, Shareholder shall cooperate with the Company and the FFIN Company acquired in their efforts to continue and maintain for the benefit of the Company and such FFIN Company those business relationships of such FFIN Company and of Shareholder relating to the business of the FFIN Company acquired, including relationships with any customers, suppliers, licensors, licensees, lessors, employees, regulatory authorities, and others. Shareholder shall refer to the Company and such FFIN Company all inquiries and communications received by Shareholder relating to any FFIN Company after any Closing.

(b)           After any Closing, Shareholder shall not take any action, either directly or indirectly, that could diminish the value of the Company or the FFIN Company acquired or interfere with the business of the Company or the FFIN Company acquired.

6.5           Segregation and Distribution of Deferred Distribution Funds

As of the date of the FFIN Closing, the Company will have established segregated custodial bank accounts holding the Deferred Distribution Funds belonging to certain designated Company stockholders listed in Schedule 6.5 pursuant to two cash distributions declared by the Company in October 2011 and October 2012. Shareholder hereby covenants to cause the Company to abide by and perform all of its obligations under the terms and conditions of the Paying Agent Agreements between the Company and OTC Stock Transfer to ensure distribution of the Deferred Distribution Funds only to Persons designated in Schedule 6.5 or their legally entitled heirs or assigns.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Except as expressly set forth in the disclosure schedules delivered by Shareholder to the Company on the date of this Agreement (“Shareholder Schedules”), which shall be deemed to qualify or provide disclosure in response to: (a) the section or subsection of this Article 7 that specifically corresponds to the disclosure schedule in which any such disclosure is set forth; and (b) any other section or subsection of this Article 7 solely to the extent that it is readily apparent from the text of such disclosure (without reference to the underlying documents referenced therein and without assuming any knowledge of the matters disclosed) that such disclosure is applicable to such other section or subsection of this Article 7, provided that the mere inclusion of an item in the disclosure schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event, or circumstance or that such item has had, would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Shareholder represents and warrants to the Company as follows:

7.1           Organization and Good Standing

(a)           For each FFIN Company, Schedule 7.1 lists: (i) its legal name; (ii) its type of legal entity; (iii) its jurisdiction of organization; and (iv) each jurisdiction in which it is qualified to do business as a foreign entity. Each FFIN Company is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization (to the extent these concepts are applicable to entities organized in such jurisdiction), with full power and authority to conduct its business as it is being conducted, to own or use its assets, and to perform all its obligations under this Agreement and Applicable Contracts. Each FFIN Company is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction that requires such qualification.

(b)           Shareholder has delivered to the Company copies of the Organizational Documents of each FFIN Company. No FFIN Company is in default under, or in violation of any of, its Organizational Documents.

(c)           No FFIN Company has conducted business under or otherwise used, for any purpose or in any jurisdiction, any legal, fictitious, assumed, or trade name other than the names listed in Schedule 7.1.

7.2           Enforceability and Authority; No Conflict

(a)           This Agreement has been duly executed and delivered by Shareholder and constitutes the legal, valid, and binding obligation of Shareholder, enforceable against him in accordance with its terms, except to the extent that such enforceability: (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws affecting or relating to creditors’ rights generally; and (ii) is subject to rules of law governing specific performance, injunctive relief, and other equitable remedies and general principles of equity. Shareholder has the absolute and unrestricted right, power, authority, and capacity to execute, deliver, and perform his obligations under this Agreement.

(b)           Except as set forth in Schedule 7.2(b), neither the execution and delivery of this Agreement nor the consummation or performance of the Acquisitions will, directly or indirectly (with or without notice or lapse of time):

(i)           contravene, conflict with, or violate any Organizational Document of any FFIN Company or any resolution adopted by the board of directors or similar governing body or the Equity Securities holders (or Persons exercising similar authority) of any FFIN Company;

(ii)          contravene, conflict with, violate, or give any Governmental Body or other Person the right to challenge the Acquisitions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which any FFIN Company or Shareholder, or any assets owned or used by any FFIN Company, could be subject;

(iii)         contravene, conflict with, violate, result in the loss of any benefit to which any FFIN Company is entitled under, or give any Governmental Body the right to revoke, suspend, cancel, terminate, or modify any Governmental Authorization held by any FFIN Company or that otherwise relates to the business of, or any assets owned or used by, any FFIN Company;

(iv)         cause the Company or any FFIN Company to become subject to, or to become liable for payment of, any Tax;

(v)          cause any assets owned or used by any FFIN Company to be reassessed or revalued by any Governmental Body;

(vi)         Breach; give any Person the right to declare a default, exercise any remedy, or obtain any additional rights under; accelerate the maturity, performance of, or payment under, or cancel, terminate, or modify any Applicable Contract or any Contract to which Shareholder or any FFIN Company is a party;

(vii)        result in the imposition or creation of any Encumbrance upon, or respecting, any assets owned or used by any FFIN Company; or

(viii)       result in or give any other Person the right or option to cause or declare: (1) a loss of any Intellectual Property; (2) the release, disclosure, or delivery of any Intellectual Property by or to any Person; or (3) the grant, assignment, or transfer to any other Person of any license, Encumbrance, or other right or interest under, to, or in any Intellectual Property.

(c)           Except as set forth in Schedule 7.2(c), neither Shareholder nor any FFIN Company is or shall be required to give notice to, or obtain Consent from, any Person in connection with the execution and delivery of this Agreement or the consummation of the Acquisitions.

7.3           Capitalization of FFIN Companies

(a)           The capitalization of each FFIN Company is as set forth below:

(i)           The authorized Equity Securities of FFIN consist of 10,000,000 authorized shares of preferred stock, $0.001 par value per share, of which no shares are issued or outstanding, and 100,000,000 authorized shares of common stock, $0.001 par value per share, of which 500,000 shares are issued and outstanding.

(ii)           The authorized Equity Securities of Freedom RU consist of membership interests, 100% of which are held by Shareholder.

(iii)          The authorized Equity Securities of Freedom CY consist of 250,000 authorized shares of stock, nominal value 1 Euro per share, of which 25,000 shares are issued and outstanding.

Shareholder is the owner (of record and beneficially) of all of the issued and outstanding Equity Securities of each of the FFIN Companies, free and clear of all Encumbrances, including any restriction on the right of Shareholder to transfer the Equity Securities of any FFIN Company to the Company pursuant to this Agreement. The assignments, endorsements, stock powers, or other instruments of transfer to be delivered by Shareholder to the Company at each Closing will be sufficient to transfer Shareholder’s entire interest in the Equity Securities of the FFIN Company being acquired to the Company. Upon transfer to the Company of the certificates or other documentation representing and evidencing the Equity Securities of the FFIN Company being acquired, the Company will receive good title to the Equity Securities of such FFIN Company, free and clear of all Encumbrances.

(b)           Schedule 7.3(b) lists for each Subsidiary of each FFIN Company, its authorized Equity Securities, the number and type of Equity Securities issued and outstanding, and the identity of each owner (of record and beneficially) of such Equity Securities, and number of shares held by each holder. All outstanding Equity Securities of each Subsidiary are owned of record and beneficially by one or more of the FFIN Companies as specified on Schedule 7.3(b), free and clear of all Encumbrances.

(c)           All the outstanding Equity Securities of each FFIN Company and Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Schedule 7.3(c), there are no stockholders agreements or other Contracts relating to any Equity Security of any FFIN Company or any Subsidiary, including the sale, voting, or transfer thereof. No outstanding Equity Security or other security of any FFIN Company was issued in violation of the Securities Act or any other Legal Requirement. No FFIN Company or any Subsidiary has any outstanding subscription, option, warrant, call or exchange right, convertible security, Contract, or other obligations in effect giving any Person (other than another FFIN Company) the right to acquire (whether by preemptive rights or otherwise) any Equity Security of any FFIN Company or any Subsidiary.

(d)           No FFIN Company or Subsidiary owns, or is a party to or bound by any Contract to acquire, any Equity Security or other security of any Person or any direct or indirect equity or ownership interest in any other business. No FFIN Company or Subsidiary is obligated to provide funds to, or make any investment (whether in the form of a loan, capital contribution, or otherwise) in, any other Person.

7.4           Financial Statements

Shareholder has delivered for FFIN, and shall deliver for Freedom RU and Freedom CY, the Required Financials as set forth in Section 1.3. All of such Required Financials: (a) fairly present the consolidated financial condition and the results of operations, changes in stockholders’ equity, and cash flows of each FFIN Company and its Subsidiaries as at the respective dates of, and for the periods referred to in, the Required Financials; and (b) were prepared in accordance with SEC Requirements, except that unaudited financial statements may be subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of notes (that, if presented, would not differ materially from those included in the Audited Financial Statements). No financial statements of any Person other than the FFIN Companies are required by GAAP or SEC Requirements to be included or reflected in the Required Financials or the Pro Forma Financial Information. The Required Financials were prepared from, and are consistent with, the accounting Records of the particular FFIN Company. Shareholder has also delivered to the Company copies of all letters from any independent registered public accounting firm of each FFIN Company to the respective boards of directors and audit committees thereof, or Persons charged with similar responsibility therefor, during the 36 months before the date of this Agreement, together with copies of all responses thereto.

7.5           Books and Records

(a)           The books of account and other Records of each FFIN Company, all of which have been made available to the Company, are complete and correct, represent actual, bona fide transactions, and have been maintained in accordance with sound business and accounting practices that reasonably assure that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken respecting any differences.

(b)           The minute books of each FFIN Company contain complete and correct Records of all meetings held, and actions taken by written Consent, of the holders of voting securities, the board of directors or Persons exercising similar authority, and committees of the board of directors or such Persons of such FFIN Company, and no meeting of any such holders, board of directors, Persons, or committee has been held, and no other action has been taken, for which minutes or other evidence of action has not been prepared and is not contained in such minute books. Each FFIN Company has at all times maintained complete and correct Records of all issuances and transfers of its Equity Securities. At each Closing, all the minute book and Records of the respective FFIN Company will be in the possession of Shareholder at the Closing location.

7.6           Real and Personal Property

(a)           Schedule 7.6(a) lists all real estate owned (the “Owned Real Property”), by each FFIN Company, including the legal description, street address, any tax parcel identification number of each property, and the name of the FFIN Company that owns such property. Shareholder has delivered to the Company copies of the deeds and other instruments by which any FFIN Company acquired the Owned Real Property and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Shareholder or any FFIN Company relating to the Owned Real Property.

(b)           Schedule 7.6(b) lists all real estate leased as a lessee, sublessee, or assignee (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”), by any FFIN Company, including a description of the premises leased and the name of the FFIN Company that leases the same. All FFIN Company Leased Real Property is leased pursuant to valid written leases listed in Schedule 7.17(a). Such leases contain the entire agreement between the landlord of each of the leased premises and the FFIN Company, and there is no other Contract between the landlord and any FFIN Company affecting such Leased Real Property. No FFIN Company leases Real Property as a lessor or sublessor.

(c)           The Owned Real Property and the interests in the FFIN Company Leased Real Property are held by the respective FFIN Companies, free and clear of all Encumbrances, variances, or limitations of any nature, other than Permitted Encumbrances set forth in Schedule 7.6(c). All buildings, plants, and structures owned by any FFIN Company lie wholly within the boundaries of the Real Property in question and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. There are no buildings, structures, fixtures, or other improvements primarily situated on adjoining property that encroach on any part of the Real Property. Each parcel of Real Property abuts on, and has direct vehicular access to, a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such Real Property and constituting a part thereof. Certificates of occupancy are in full force and effect for each location of Real Property, and the uses thereof being made by the FFIN Companies do not violate any applicable zoning, subdivision, land use, or other Legal Requirement. No Third Party has a right to acquire any interest in the Owned Real Property or in the interests in the FFIN Company Leased Real Property. There is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of any parcel of Real Property or that would prevent or hinder the continued use of any such parcel as used by the FFIN Companies. None of the Real Property is located within a flood plain for flood insurance purposes.

(d)           The FFIN Companies own all tangible personal property reflected as owned in the balance sheet of the Interim Financial Statements (other than inventory sold since the date of the Interim Financial Statements in the Ordinary Course of Business), free and clear of all Encumbrances, other than Permitted Encumbrances set forth in Schedule 7.6(c). All the tangible personal property purchased or otherwise acquired by the FFIN Companies since the date of the Interim Financial Statements (other than inventory acquired and sold since the date of the Interim Financial Statements in the Ordinary Course of Business) is owned by the FFIN Companies, free and clear of all Encumbrances, other than Permitted Encumbrances as set forth in Schedule 7.6(c). A copy of the fixed asset register of each FFIN Company has been delivered to the Company, which contains a complete and correct list of the fixed assets of the applicable FFIN Company as of the date specified.

7.7           Condition and Sufficiency of Assets

(a)           The buildings, plants, structures, and equipment owned or leased by the FFIN Companies are structurally sound, in good operating condition and repair, and adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs other than ordinary, routine maintenance that is not material in nature or cost.

(b)           The assets owned and leased by each FFIN Company constitute all the assets used in connection with its business and necessary for it to continue to conduct its business following the Closing as it is being conducted.

7.8           Accounts Receivable

All accounts receivable of each FFIN Company, whether or not reflected on the balance sheet of the Interim Financial Statements, represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. The accounts receivable of each FFIN Company are current and collectible net of the reserve shown on the balance sheet of the Interim Financial Statements (which reserve is adequate and calculated consistent with past practice in the preparation of the financial statements). Subject to such reserve, each of the accounts receivable either has been or will be collected in full, without any setoff, expense, or other reduction, within 90 days after the day on which it first becomes due and payable. There is no contest, claim, defense, or right of setoff, other than returns in the Ordinary Course of Business, for any account receivable. Schedule 7.8 lists and sets forth the aging of all accounts receivable as of the date of the Interim Financial Statements.

7.9           Inventories

Except as set forth in Schedule 7.9, all inventories of each FFIN Company, whether or not reflected on the Required Financials, and the inventories of securities (other than securities in transit) are located in financially responsible banks or other custodians in accordance with standard commercial and financial entity practice in such FFIN Company’s jurisdiction of operation. All inventories are valued at the lower of cost or market consistent with past practice used in the preparation of the Required Financials. The reserve for market concentration, limitations on liquidity, restrictions, and other limitation is adequate and calculated consistent with past practice. Inventories that were purchased after the date of the balance sheet in the Interim Financial Statements were purchased in the Ordinary Course of Business at a cost not exceeding market prices prevailing at the time of purchase. The quantities of each item of inventory are not excessive, but are reasonable for the continued operation of each FFIN Company in the Ordinary Course of Business.

7.10         No Undisclosed Liabilities

Except as set forth in Schedule 7.10, no FFIN Company has any liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than liabilities or obligations to the extent shown on the balance sheet of the Interim Financial Statements and current liabilities incurred in the Ordinary Course of Business since the date of the Interim Financial Statements.

7.11        Taxes

(a)           Each FFIN Company has duly and timely filed, or caused to be timely filed, with the appropriate Tax Authority all Tax Returns required to be filed by or for it. All such Tax Returns are correct and complete in all material respects. All Taxes due and owing by any FFIN Company (whether or not shown as due on any Tax Return) have been timely paid. No FFIN Company is currently the beneficiary of any extension of time within which to file any Tax Return, and no extension has been requested. No claim has ever been made by a Tax Authority in a jurisdiction where an FFIN Company does not file a Tax Return that such FFIN Company is or may be subject to taxation by that Tax Authority. No FFIN Company has ever had any nexus with any jurisdiction where such FFIN Company does not file a Tax Return that could reasonably be expected to subject it to Tax in such jurisdiction. Each FFIN Company has prepared and kept complete, accurate, and up-to-date Records in relation to Tax as required by any Legal Requirement and to enable it to deliver correct and complete Tax Returns (together with all attachments thereto as required by any Legal Requirement) and to calculate any present or, so far as possible, future Tax liability of each FFIN Company or the entitlement of each FFIN Company to claim any relief from Tax liabilities.

(b)           The unpaid Taxes of any FFIN Company did not, as of the Interim Financial Statements date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet of the Interim Financial Statements (rather than in any notes thereto). Since the Interim Financial Statements date, no FFIN Company has incurred any liability for Taxes outside the Ordinary Course of Business.

(c)           No deficiencies for Taxes for any FFIN Company has been claimed, proposed, or assessed by any Governmental Body. There are no pending or threatened audits, assessments, or other actions for or relating to any liability for Taxes of any FFIN Company. There are no matters under discussion with any Governmental Body, or known to any FFIN Company, for Taxes that are likely to result in an additional liability for Taxes of any FFIN Company. No issues relating to Taxes of any FFIN Company were raised by any relevant Governmental Body in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(d)           No FFIN Company (or any predecessor of an FFIN Company) has waived any statute of limitations for Taxes or agreed to any extension of time for a Tax assessment or deficiency, and no request been made in writing for any such extension or waiver. No power of attorney for any Taxes of any FFIN Company has been executed or filed with any Governmental Body.

(e)           There are no Encumbrances for Taxes upon any property or asset of any FFIN Company.

(f)            Each FFIN Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, and stockholders of such FFIN Company or other Person. Each FFIN Company has properly classified all individuals providing services to it as employees or nonemployees for all relevant purposes.

(g)           Each FFIN Company has delivered or made available to the Company complete and accurate copies of all Tax Returns of such FFIN Company (and any predecessor of the FFIN Company) for all taxable years from and after 2012, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by any FFIN Company (or any predecessors of any FFIN Company) from and after 2012.

(h)           No FFIN Company is or ever has never been a party to or bound by any Tax indemnity agreement, Tax-sharing agreement, Tax allocation agreement, or similar arrangement or Contract, and after the applicable Closing Date, no FFIN Company shall be bound by any such agreement, arrangement, or Contract or have any liability thereunder.

(i)            No FFIN Company has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), owned any property in, or otherwise become subject to a Tax jurisdiction in a country other than the country of its formation. No entity classification election pursuant to United States Treasury Regulations Section 301.7701-3 has ever been filed for an FFIN Company.

(j)            No FFIN Company has any liability for any Taxes of any other Person. No FFIN Company has ever been a member of any consolidated, combined, affiliated, aggregate, or unitary group of Persons for any Tax purpose.

(k)           No FFIN Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the applicable Closing Date as a result of any installment sale or other transaction on or before the applicable Closing Date, any accounting method change or agreement with any Governmental Body, any prepaid amount received on or before the Closing, or for any other reason.

7.12         No Material Adverse Effect

Since the date of the balance sheet included in the Interim Financial Statements, no FFIN Company has suffered any Material Adverse Effect and no event has occurred, and no circumstance exists, that can reasonably be expected to result in a Material Adverse Effect.

7.13         Employee Benefits

(a)           Except as set forth on Schedule 7.13(a), no Benefit Plans exist or have existed. No FFIN Company has made an offer or proposal to its employees regarding any Benefit Plans. Each FFIN Company has made available to the Company true and complete copies of: (i) each written Benefit Plan (including any amendments thereto) and descriptions of all material terms of any such plan that are not in writing; and (ii) copies of each contract, filing, Report, communication, and other document relating to any Benefit Plan. No FFIN Company has made any plan or commitment to create any additional Benefit Plan or modify or change any existing Benefit Plan.

(b)           No FFIN Company maintains, sponsors, contributes to, participates in, or has any liability (actual or contingent) for any plan, program, or arrangement providing compensation or benefits to employees or service providers in the Russian Federation, the Republic of Kazakhstan, Cyprus, or the United States or that is subject to ERISA or the Legal Requirements of the Russian Federation, Republic of Kazakhstan, Cyprus, or the United States. No FFIN Company nor any ERISA affiliate of an FFIN Company has incurred any obligation or liability for or under any employee benefit plan, program, or arrangement (including any agreement, program, policy, or other arrangement under which any current or former employee, director, or consultant has any present or future right to benefits) that has created or will create any obligation for, or has resulted in or will result in any liability to, the Company, except to the extent that the Company expressly assumes such obligation or liability pursuant to this Agreement.

(c)           Shareholder has made available to the Company a correct and complete list of all current employees of each FFIN Company, setting forth the individual’s name, position, date of hire, years of credited service, annual base compensation, annual bonus opportunity, and severance payments arising under the Legal Requirements of the Russian Federation, the Republic of Kazakhstan, Cyprus, or the United States and the applicable employment contract in the event of such employee’s termination in 2015.

(d)           For each Benefit Plan: (i) such Benefit Plan has been operated and administered in compliance with its terms and all applicable Legal Requirements; (ii) there are no pending or threatened claims against, by or on behalf of any Benefit Plan or the assets, fiduciaries, or administrators thereof (other than routine claims for benefits); and (iii) all contributions, premiums, and expenses to or for such Benefit Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the Required Financials.

(e)           For any Benefit Plan, no event has occurred and, to Shareholder’s Knowledge, there exists no condition or set of circumstances in connection with which any FFIN Company would be subject to any material liability (other than for routine benefit liabilities) under the terms of, or for, any such Benefit Plan or Legal Requirements.

(f)            No: (i) FFIN Company respecting any Benefit Plan; (ii) Benefit Plan; or (iii) fiduciary of any Benefit Plan, in any case, is the subject of an audit or investigation by any Governmental Body, nor is any such audit or investigation pending or, to Shareholder’s Knowledge, threatened.

(g)           Schedule 7.13(g) sets forth any indebtedness owed by any current or former employee, consultant, or director of any FFIN Company to such FFIN Company.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the Acquisitions, either alone or in combination with another event (whether contingent or otherwise), will: (i) entitle any current or former employee, consultant, or director of any FFIN Company to any payment; (ii) increase the amount of compensation or benefits due to any employee, consultant, or director; (iii) accelerate the vesting, funding, or time of payment of any compensation, equity award, or other benefit; or (iv) create or require the creation of any Benefit Plan.

(i)            Each individual providing services to an FFIN Company has been properly classified by such entity as an employee or a nonemployee service provider and as exempt or nonexempt for each such entity for all purposes under applicable Legal Requirements and the Benefit Plans.

7.14        Compliance with Legal Requirements; Governmental Authorizations

(a)           Except as set forth in Schedule 7.14(a):

(i)           each FFIN Company has, at all times, been in compliance with each Legal Requirement that is or was applicable to it or the conduct of its business or the ownership or use of any of its assets;

(ii)           no event has occurred or circumstance exists that (with or without notice or lapse of time) could: (1) constitute or result in a violation by any FFIN Company of, or a failure on the part of any FFIN Company to comply with, any Legal Requirement; or (2) give rise to any obligation on the part of any FFIN Company to undertake, or to bear all or any portion of the cost of, any remedial action;

(iii)          no FFIN Company has received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, or potential: (1) violation of, or failure to comply with, any Legal Requirement; or (2) obligation on the part of any FFIN Company to undertake, or to bear all or any portion of the cost of, any remedial action; and

(iv)          no proposed Legal Requirement could have an adverse consequence on any FFIN Company or could require an expenditure of $10,000 or more by any FFIN Company to comply with such Legal Requirement.

(b)           Schedule 7.14(b) lists each Governmental Authorization that is held by any FFIN Company or that otherwise relates to the business of, or to any assets owned or used by, any FFIN Company. Each Governmental Authorization listed in Schedule 7.14(b) is valid and in full force and effect. Except as set forth in Schedule 7.14(b):

(i)           each FFIN Company has at all times been in compliance with each Governmental Authorization;

(ii)           no event has occurred or circumstance exists that could (with or without notice or lapse of time): (1) constitute or result, directly or indirectly, in a violation of, or a failure on the part of any FFIN Company to comply with, any Governmental Authorization listed in Schedule 7.14(b); or (2) result, directly or indirectly, in the revocation, suspension, cancellation, termination, or modification of any Governmental Authorization;

(iii)          no FFIN Company has received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, or potential: (1) violation of, or failure to comply with, any Governmental Authorization; or (2) revocation, suspension, cancellation, termination, or modification of any Governmental Authorization; and

(iv)          all applications and other filings required to have been made for the maintenance, renewal, or reissuance of the Governmental Authorizations listed in Schedule 7.14(b) have been duly filed on a timely basis with the appropriate Governmental Bodies.

(c)           The Governmental Authorizations listed in Schedule 7.14(b) constitute all Governmental Authorizations necessary to permit each FFIN Company lawfully to continue to conduct its business in the manner in which it conducts such business and to own and use its assets in the manner in which it owns and uses such assets.

7.15         Legal Proceedings; Orders

(a)           Except as set forth in Schedule 7.15(a), since January 1, 2013, there has not been, and there is not pending or, to Shareholder’s Knowledge, threatened, any Proceeding:

(i)            by or against any FFIN Company or that otherwise relates to or could affect the business of, or any assets owned or used by, any FFIN Company;

(ii)           by or against Shareholder that relates to the Equity Securities of any FFIN Company; or

(iii)          that challenges, or that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, any Acquisition.

To Shareholder’s Knowledge, no event has occurred or circumstance exists that could give rise to or serve as a basis for the commencement of any such Proceeding. Shareholder has delivered to the Company copies of all pleadings, correspondence, and other documents relating to each pending or threatened Proceeding listed in Schedule 7.15(a). None of the pending or threatened Proceedings listed in Schedule 7.15(a), individually or in the aggregate, will or could reasonably be expected to result in an adverse consequence to any FFIN Company or in any FFIN Company incurring Losses of $10,000 or more or being subjected to any Order.

(b)           Except as set forth in Schedule 7.15(b):

(i)           there is no Order to which any FFIN Company, or any assets owned or used by any FFIN Company, is subject; and

(ii)           Shareholder is not subject to any Order that relates to the business of, or any assets owned or used by, any FFIN Company.

(c)           Except as set forth in Schedule 7.15(c):

(i)            each FFIN Company has at all times been in compliance with each Order to which it, or any assets owned or used by it, is or has been subject;

(ii)           no event has occurred or circumstance exists that could constitute or result in (with or without notice or lapse of time) a violation of, or failure to comply with, any Order to which: (1) any FFIN Company, or any assets owned or used by any FFIN Company, is subject; or (2) Shareholder is subject that relates to the business of, or any assets owned or used by, any FFIN Company; and

(iii)          no FFIN Company or Shareholder has, at any time, received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any Order to which: (1) any FFIN Company, or any assets owned or used by any FFIN Company, is subject; or (2) Shareholder is subject that relates to the business of, or any assets owned or used by, any FFIN Company.

7.16        Absence of Certain Changes and Events

Except as set forth in Schedule 7.16, since the date of the balance sheet included in the Interim Financial Statements, each FFIN Company has conducted its business only in the Ordinary Course of Business, and there has not been any:

(a)           issuance of or change in the authorized or issued Equity Securities of any FFIN Company; purchase, redemption, retirement, or other acquisition by any FFIN Company of any Equity Security of any FFIN Company; or declaration or payment of any dividend or other distribution or payment for the Equity Securities of any FFIN Company;

(b)           amendment to the Organizational Documents of any FFIN Company;

(c)           other than any payments by an FFIN Company of bonuses, salaries, benefits, or other compensation in the Ordinary Course of Business, payment increase or decrease by any FFIN Company of any bonus, salary, benefit, or other compensation to any equity holder, director, manager, officer, employee, or consultant or entry into or amendment of any employment, severance, bonus, retirement, loan, or other Contract with any equity holder, director, manager, officer, employee, or consultant;

(d)           adoption of, amendment to, or material increase or decrease in the payments to or benefits under any Benefit Plan;

(e)           Loss of any asset owned or used by any FFIN Company, whether or not covered by insurance;

(f)            entry into, modification, termination or expiration of, or receipt of notice of termination of any Applicable Contract listed in Schedule 7.17(a);

(g)           sale (other than sales of inventory in the Ordinary Course of Business), lease, other disposition of, or imposition of an Encumbrance on, any asset owned or used by any FFIN Company;

(h)           release or waiver of any claim or right of any FFIN Company with a value in excess of $10,000;

(i)            change in the accounting methods used by any FFIN Company;

(j)            capital expenditure (or series of related capital expenditures) by any FFIN Company either involving more than $10,000 or outside the Ordinary Course of Business;

(k)           capital investment in, loan to, or acquisition of the securities or assets of any Person (or series of related capital investments, loans, and acquisitions) by any FFIN Company, either involving more than $10,000 or outside the Ordinary Course of Business, or acquisition (by merger, exchange, consolidation, acquisition of Equity Securities or assets, or otherwise) of any Person by any FFIN Company;

(l)            note, bond, debenture, or other indebtedness for borrowed money issued, created, incurred, assumed, or guaranteed (including advances on existing credit facilities) involving more than $5,000 individually or $10,000 in the aggregate by any FFIN Company;

(m)          Contract by any FFIN Company or Shareholder to do any of the foregoing; or

(n)           other material occurrence, event, action, failure to act, or transaction outside the Ordinary Course of Business involving any FFIN Company.

7.17           Contracts

(a)           Schedule 7.17(a) lists, and Shareholder has delivered to the Company a copy of, each Applicable Contract:

(i)           involving the performance of services, delivery of goods or materials, or payments by one or more FFIN Companies of an amount or value in excess of $10,000;

(ii)           that was not entered into in the Ordinary Course of Business;

(iii)          affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any Real Property or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $10,000 and with remaining terms of less than one year);

(iv)          respecting Intellectual Property, including Contracts with current or former employees, consultants, or contractors regarding the ownership, use, protection, or nondisclosure of any of the Intellectual Property;

(v)          with any labor union or other employee representative of a group of employees relating to wages, hours, or other conditions of employment;

(vi)         involving any joint venture, partnership, or limited liability company agreement involving a sharing of profits, Losses, costs, Taxes, or other liabilities by any FFIN Company with any other Person;

(vii)        containing covenants that in any way purport to restrict the right or freedom of any FFIN Company or any other Person for the benefit of any FFIN Company to: (1) engage in any business activity; (2) engage in any line of business or compete with any Person; or (3) solicit any Person to enter into a business or employment relationship or enter into such a relationship with any Person;

(viii)       providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(ix)          containing an effective power of attorney granted by any FFIN Company;

(x)           containing or providing for an express undertaking by any FFIN Company to be responsible for consequential, special, or liquidated damages or penalties or to indemnify any other party;

(xi)          for capital expenditures in excess of $10,000;

(xii)         involving the settlement, release, compromise, or waiver of any material rights, claims, obligations, duties, or liabilities;

(xiii)        relating to indebtedness of any FFIN Company in excess of $10,000;

(xiv)        relating to the employment of any employee of any FFIN Company;

(xv)         relating to a distributor, reseller, original equipment manufacturer, dealer, manufacturer’s representative, broker, finder, sales agency, advertising agency, manufacturing, assembly, or product design and development relationship with an FFIN Company;

(xvi)        under which any FFIN Company has loaned to, made an investment in, or guaranteed the obligations of any Person in excess of $10,000;

(xvii)       relating to any bond or letter of credit;

(xviii)      containing any obligation of confidentiality or nondisclosure between any FFIN Company and any other Person for the benefit of any FFIN Company or such other Person; and

(xix)        constituting an amendment, supplement, or modification (whether oral or written) for any of the foregoing.

(b)           Except as set forth in Schedule 7.17(b):

(i)           each Applicable Contract listed in Schedule 7.17(a) is in full force and effect and is valid and enforceable in accordance with its terms;

(ii)           the completion or performance of each Applicable Contract for the sale of goods or services by an FFIN Company listed in Schedule 7.17(a) will not result in less than normal profit margins to such FFIN Company; and

(iii)          the completion or performance of each Applicable Contract listed in Schedule 7.17(a) will not result in an adverse consequence to any FFIN Company.

(c)           Except as set forth in Schedule 7.17(c):

(i)           each FFIN Company has been in compliance with each Applicable Contract since the effective date of such Applicable Contract;

(ii)           each other Person that has any obligation or liability under any Applicable Contract has been in compliance with such Applicable Contract since the effective date of such Applicable Contract;

(iii)          no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in a Breach of; give any FFIN Company or other Person the right to declare a default or exercise any remedy under; accelerate the maturity or performance of or payment under; or cancel, terminate, or modify any Applicable Contract;

(iv)          no event has occurred or circumstance exists under or by virtue of any Applicable Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any assets owned or used by any FFIN Company; and

(v)           no FFIN Company has given to, or received from, any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, or potential Breach of any Applicable Contract.

(d)           There is no renegotiation of, attempt to renegotiate, or outstanding rights to renegotiate any Applicable Contract with any Person, and no Person has made written demand for such renegotiation.

(e)           Each Applicable Contract relating to the sale, design, manufacture, or provision of products or services by an FFIN Company has been entered into in the Ordinary Course of Business and without the commission of any act, alone or in concert with any other Person, or any consideration having been paid or promised in violation of any Legal Requirement.

7.18         Insurance

Schedule 7.18 contains a correct and complete list of each material insurance policy owned by, or maintained for the benefit of, each FFIN Company. No FFIN Company is in material default under any insurance policy. All premiums due have been paid on the insurance policies, and no FFIN Company has received any written notice of cancellation of any insurance policy or written notice for any refusal of coverage thereunder. No FFIN Company has a self-insurance or co-insurance program. All such policies provide adequate coverage with reputable insurers for all normal risks incident to each FFIN Company’s assets, properties, and business operations and are in character and amount at least equivalent to that carried by Persons engaged in a business subject to the same or similar risks, perils, or hazards and in the same industry. Each FFIN Company has, at all times, had the benefit of insurance coverage that was required by applicable Legal Requirements.

7.19         Environmental Matters

Except as set forth in Schedule 7.19:

(a)           Each FFIN Company has, at all times, complied with all Environmental Laws.

(b)           Neither Shareholder nor any FFIN Company or any other Person for whose conduct any of them is or could be held responsible has received any Order, notice, or other communication (written or oral) relating to any actual, alleged, or potential violation of, or failure to comply with, any Environmental Law or any actual or potential Environmental, Health, and Safety Liability.

(c)           There are no pending or, to Shareholder’s Knowledge, threatened claims or Encumbrances resulting from any Environmental, Health, and Safety Liability or arising under or pursuant to any Environmental Law respecting or affecting any of the Facilities or any other asset owned or used by any FFIN Company or in which it has or had an interest.

(d)           Neither Shareholder nor any FFIN Company, or any other Person for whose conduct any of them is or could be held responsible, has any Environmental, Health, and Safety Liability, and no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in Shareholder, any FFIN Company, or any other Person for whose conduct any of them is or could be held responsible: (i) having any Environmental, Health, and Safety Liability; or (ii) violating any Environmental Law.

(e)           There is no Hazardous Material present on or under the Facilities or, to Shareholder’s Knowledge, any geographically, geologically, hydraulically or hydro-geologically Adjoining Property. Neither Shareholder nor any FFIN Company or any other Person for whose conduct any of them is or could be held responsible, or, to Shareholder’s Knowledge, any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted respecting the Facilities or any other asset in which any FFIN Company has or had an interest.

(f)            None of the Facilities and, to Shareholder’s Knowledge, no Adjoining Property contains any above-ground or underground storage tanks or landfills, surface impoundments, or disposal areas.

(g)           Shareholder has delivered to the Company copies of all reports, studies, analyses, or tests initiated by or on behalf of or in the possession of Shareholder or any FFIN Company pertaining to the environmental condition of, and Hazardous Material or Hazardous Activity in, on, or under, the Facilities or any Adjoining Property or concerning compliance by any FFIN Company or any other Person for whose conduct any of them is or could be held responsible with Environmental Laws.

7.20         Employees and Consultants

(a)           Schedule 7.20(a) lists, for each employee of each FFIN Company, including each employee on leave of absence or layoff status, the following: (i) employer; (ii) name; (iii) job title; (iv) date of hire or commencement of employment; (v) details of leave of absence or layoff; (vi) rate of compensation, including bonus arrangement; (vii) any change in compensation or bonus since March 31, 2015; (viii) vacation, sick time, and personal leave accrued as of March 31, 2015; and (ix) service credited for purposes of vesting and eligibility to participate under any Benefit Plan.

(b)           Schedule 7.20(b) lists, for every independent contractor, consultant, or sales agent of each FFIN Company, the following: (i) name; (ii) responsibilities; (iii) date of engagement; and (iv) compensation. Each independent contractor, consultant, or sales agent qualifies as an independent contractor in relation to its or his employer for purposes of all applicable Legal Requirements, including those relating to Taxes, insurance, and employee benefits.

(c)           Except as set forth in Schedule 7.20(c), to Shareholder’s Knowledge: (i) no director, officer, or other key employee of any FFIN Company intends to terminate his or her employment; and (ii) no independent contractor, consultant, or sales agent intends to terminate his or her arrangement.

(d)           Schedule 7.20(d) lists, for each retired employee or director of any FFIN Company, or their dependents, receiving benefits or scheduled to receive benefits from any FFIN Company in the future, the following: (i) name; (ii) pension benefits; (iii) pension option election; (iv) retiree medical insurance coverage; (v) retiree life insurance coverage; and (v) other benefits.

(e)           Schedule 7.20(e) states the number of employees terminated or laid off by any FFIN Company since March 31, 2015, and for each employee of an FFIN Company who has been terminated or laid off, or whose hours of work have been reduced by more than 50% by an FFIN Company in the six months before the date of this Agreement, lists: (i) the date of such termination, layoff, or reduction in hours; (ii) the reason for such termination, layoff, or reduction in hours; and (iii) the location to which the employee was assigned.

(f)            No FFIN Company has violated the Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirement.

(g)           To Shareholder’s Knowledge, no director, officer, employee, agent, consultant, or independent contractor of any FFIN Company is bound by any Contract or subject to any Order that purports to limit the ability of such director, officer, employee, agent, consultant, or independent contractor to: (i) engage in or continue or perform any conduct, activity, duties, or practice relating to the business of any FFIN Company; or (ii) assign to any FFIN Company any rights to any invention, improvement, or discovery. No former or current employee of any FFIN Company is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or could affect the ability of any FFIN Company to continue to conduct its business as conducted.

7.21         Labor Disputes; Compliance

(a)           Each FFIN Company has, at all times, complied with all Legal Requirements relating to employment practices, terms, and conditions of employment, equal employment opportunity, nondiscrimination, sexual harassment, immigration, wages, hours, benefits, collective bargaining and similar requirements, the payment of Taxes, and Occupational Safety and Health Law. No FFIN Company is liable for the payment of any Taxes or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

(b)           Except as set forth in Schedule 7.21(b):

(i)            no FFIN Company is or has been a party to any collective bargaining agreement or other labor contract;

(ii)           since March 31, 2015, there has not been, there is not pending or existing, and, to Shareholder’s Knowledge, there is not threatened, any strike, slowdown, picketing, work stoppage, employee grievance process, organizational activity, or other labor dispute involving any FFIN Company;

(iii)          to Shareholder’s Knowledge, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute;

(iv)         since March 31, 2015, there has not been, and there is not pending or, to Shareholder’s Knowledge, threatened against or affecting any FFIN Company, any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body;

(v)          no application or petition for an election or for certification of a collective bargaining agent is pending;

(vi)         since March 31, 2015, there has not been, and there is not pending or, to Shareholder’s Knowledge, threatened, any lockout of any employees by any FFIN Company; and

(vii)        since March 31, 2015, there has not been, and there is not pending or, to Shareholder’s Knowledge, threatened, against any FFIN Company any charge of discrimination or sexual harassment filed with the Equal Employment Opportunity Commission or similar Governmental Body, and no event has occurred or circumstances exist that could provide the basis for any such charge.

7.22         Intellectual Property

Each FFIN Company owns or possesses valid rights to use all Intellectual Property necessary to conduct its business as currently conducted. During the past two years, no FFIN Company has received any written complaint, demand, or notice alleging that it has infringed upon or misappropriated any Intellectual Property right of any Third Party in connection with the operation of its business. To Shareholder’s Knowledge, no Third Party is currently infringing or misappropriating Intellectual Property owned by any FFIN Company. Schedule 7.22 lists all Intellectual Property of each FFIN Company.

7.23         Money Laundering

The operations of each FFIN Company are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements. To Shareholder’s Knowledge, all operations have been compliant with all Legal Requirements that prevent the transfer of illicit earnings or funds that are the product of illegal activities (the “Money Laundering Laws”), and no Proceeding involving any FFIN Company respecting the Money Laundering Laws is pending or, to Shareholder’s Knowledge, threatened.

7.24         Office of Foreign Assets Control and European Union Sanctions Restrictions

No FFIN Company or, to Shareholder’s Knowledge, affiliate, director, officer, employee, agent, or other Person acting on behalf of any FFIN Company and included on Schedule 7.24 is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). To Shareholder’s Knowledge, no FFIN Company has, directly or indirectly, loaned, contributed, or otherwise made available any funds or entered any transaction that would violate any OFAC sanction or similar sanctions enforced by the European Union.

7.25         Relationships with Related Persons

Neither Shareholder nor any Related Person of Shareholder or any FFIN Company is, or since March 31, 2013 has been, the owner (of record or beneficially) of any Equity Security or any other financial or profit interest in a Person that has: (a) had business dealings or a material financial interest in any transaction with any FFIN Company; or (b) engaged in competition with any FFIN Company, other than ownership of less than 1% of the outstanding Equity Security of a Person that is listed on any national or regional securities exchange. Except as set forth in Schedule 7.25, neither Shareholder nor any Related Person of Shareholder or any FFIN Company is a party to any Applicable Contract with, or has any claim or right against, any FFIN Company.

7.26         Securities Law Matters

(a)           The Company Shares to be acquired by Shareholder will be acquired for investment for Shareholder’s own account and not with a view to the distribution thereof within the meaning of Section 2(a)(11) of the Securities Act. Shareholder understands that the Company Shares have not been, and will not be, registered under the Securities Act by reason of (i) specific exemptions from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and accuracy of Shareholder’s representations as expressed in this Agreement and (ii) the provisions of Regulation S promulgated under the Securities Act.

(b)           Shareholder has received all the information he considers necessary or appropriate for deciding whether to acquire the Company Shares. Shareholder has reviewed the SEC Filings of the Company. Shareholder has been given the opportunity to obtain any information or documents relating to, and ask questions and receive answers about, the Company, the Company Shares, and the business and financial condition of the Company, that he deems necessary to evaluate the merits and risks associated with his investment in the Company Shares and to verify the information received.

(c)           Shareholder has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his investment in the Company and has the capacity to protect his own interests. Shareholder is able to bear the economic risks of his investment in the Company Shares for an indefinite period of time, including the risk of a complete loss of his investment in the Company Shares.

(d)           Shareholder understands that the Company Shares are characterized as “restricted securities,” as defined in Rule 144 promulgated under the Securities Act, because they are being acquired from the Company in a transaction not involving any public offering and that, under the Securities Act, the Company Shares may be resold without registration under the Securities Act only in certain limited circumstances. Shareholder acknowledges that the Company Shares must be held indefinitely unless subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available. Shareholder is aware that the provisions of Regulation S and Rule 144 promulgated under the Securities Act, which permit limited resale of shares acquired in a private placement, are subject to the satisfaction of certain conditions, including, among other things, the rules relating to restrictions on the sale of stock of “shell companies” as defined in Rule 144, the availability of certain current public information about the Company, and the applicable holding periods before resales of the Company Shares can occur.

(e)           Shareholder agrees to resell the Company Shares only  pursuant to registration of the Company Shares under the Securities Act and any applicable state securities registration requirement, or pursuant to an exemption from registration under the Securities Act and any applicable state securities laws.

(f)           Shareholder understands that the Company Shares and any securities issued in respect thereof or exchanged therefor will bear, substantially, one or more of the following restrictive legends:

The securities represented hereby have not been registered under the United States Securities Act of 1933, as amended, and may not be sold, transferred, assigned, or hypothecated unless: (a) there is an effective registration statement under the Securities Act covering such securities; (b) the sale is made in accordance with the provisions of Regulation S under the Securities Act; or (c) the issuer receives an opinion of counsel for the holder of the securities reasonably satisfactory to the issuer stating that such sale is exempt from the registration and prospectus delivery requirements of the Securities Act.

The securities represented hereby have been issued pursuant to Regulation S as an exemption to the registration provisions under the Securities Act of 1933, as amended (the “Securities Act”), and are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. The securities have been acquired for investment and may not be offered, sold or transferred in the U.S. or to U.S. persons (as defined in Regulation S) without complying with Regulation S, the registration requirements of the Securities Act, Rule 144, or another exemption from the registration requirements of the Securities Act.

Any legend required by the securities laws of any other jurisdiction, foreign or domestic, to the extent such laws are applicable to the shares represented by the certificate shall also be affixed to the certificate.

(g)           Shareholder is an not a “U.S. person” as such term is defined in Rule 902(k) under the Securities Act.

(h)           At the time this Agreement was executed, and at the time of each Closing, Shareholder was, or will be, outside the United States.

(i)           Shareholder has not engaged, and does not intend to engage, in any “directed selling efforts,” as such term is defined in Rule 902(c) under the Securities Act, in connection with the Company Shares.

(j)            Shareholder is not a U.S. person, as that term is defined under Regulation S, and is not purchasing the Common Stock on behalf of any U.S. person. Under Regulation S, a U.S. person means:

(1)           any natural person resident in the United States;

(2)           any partnership or corporation organized or incorporated under the laws of the United States;

(3)           any estate of which any executor or administrator is a U.S. person;

(4)           any agency or branch of a foreign entity located in the United States;

(5)           any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(6)           any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and

(7)           any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated and owned by accredited investors (as defined in Rule 501 of Regulation D) that are not natural persons, estates, or trusts.

(k)           Shareholder was outside of the United as of the date of execution and delivery of this Agreement. No offer to purchase the Common Stock was made in the United States.

(l)            Shareholder acknowledges that the Company is relying on the terms and provisions governing offers and sales made outside the United States pursuant to Rules 901 through 905 of Regulation S and the Preliminary Notes thereto, which govern this transaction.

7.27         Customers and Suppliers

Schedule 7.27 lists, for the years ending March 31, 2015 and 2014, and the interim period from March 31, 2015, until the Closing of the respective FFIN Company then being acquired, the names of the respective customers that, in the aggregate, represented 10% or more of the total revenue of the FFIN Company being acquired in terms of dollar value of products or services sold by the FFIN Company being acquired (“Major Customers”). Schedule 7.27 also lists for each such year, the names of any suppliers or service providers upon whom the FFIN Company being acquired was substantially dependent (“Major Suppliers”). Except as set forth in Schedule 7.27, no Major Customer or Major Supplier has given notice (written or oral) terminating, canceling, reducing the volume under, or renegotiating the pricing terms or any other material terms of any Applicable Contract or relationship with the FFIN Company being acquired, or threatening to take any of such actions, and to Shareholder’s Knowledge, no Major Customer or Major Supplier intends to do so.

7.28         Insider Trading

Shareholder certifies and confirms that he has not personally, nor through any Third Party, purchased or caused to be purchased in the public marketplace any publicly traded shares of the Company. Shareholder further certifies and confirms that he has not communicated the nature of the Acquisitions, is not aware of any disclosure of nonpublic information regarding the Company or the Acquisitions, and is not a party to any insider trading in the Company’s common stock. Shareholder further certifies and confirms that he has not “tipped” any Related Persons or Third Parties regarding the Acquisitions and/or advised any Persons to purchase, sell, or otherwise trade shares of the Company’s common stock in the marketplace.

7.29         Brokers or Finders

Neither Shareholder nor any FFIN Company, and none of their respective Related Parties, has incurred any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee, agent’s commission, or other similar payment in connection with this Agreement or the Acquisitions.

7.30         Disclosure

No representation, warranty, or other statement made by Shareholder in this Agreement, Shareholder’s disclosure schedules, any supplement to Shareholder’s disclosure schedules, the certificate delivered pursuant to Section 2.5, or otherwise in connection with the Acquisitions contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as: (a) expressly set forth in the disclosure schedules delivered by the Company to Shareholder on the date of this Agreement (the “Company Schedules”), which shall be deemed to qualify or provide disclosure in response to: (i) the section or subsection of this Article 8 that specifically corresponds to the disclosure schedule in which any such disclosure is set forth; and (ii) any other section or subsection of this Article 8 solely to the extent that it is readily apparent from the text of such disclosure (without reference to the underlying documents referenced therein and without assuming any knowledge of the matters disclosed) that such disclosure is applicable to such other section or subsection of this Article 8 (provided that the mere inclusion of an item in the disclosure schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event, or circumstance or that such item has had, would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect); or (b) as disclosed in the SEC Filings (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such SEC Filings or other forward-looking statements in such SEC Filings), the Company represents and warrants to Shareholder as follows:

8.1           Organization and Good Standing

The Company is a corporation duly organized, validly existing, and in good standing under the laws of the state of Nevada.

8.2           Enforceability and Authority; No Conflict

(a)           The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no other action on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery thereof by Shareholder, constitutes the legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, except that: (i) such enforcement may be subject to applicable bankruptcy, insolvency, or other similar laws, now or hereafter in effect affecting creditors’ rights generally; and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           Except as set forth in Schedule 8.2(b), neither the execution and delivery of this Agreement nor the consummation of the Acquisitions will directly or indirectly (with or without notice or lapse of time):

(i)           contravene, conflict with, or violate any Organizational Document of the Company or any resolution adopted by the board of directors or the stockholders of the Company;

(ii)           contravene, conflict with, violate, give any Governmental Body or other Person the right to challenge the Acquisitions, or exercise any remedy or obtain any relief under any Legal Requirement or any Order to which the Company, or any assets owned or used by the Company, is subject; or

(iii)          Breach; give any Person the right to declare a default, exercise any remedy, or obtain any additional rights under; accelerate the maturity or performance or payment under; or cancel, terminate, or modify any Contract to which the Company is a party.

(c)           Except as set forth in Schedule 8.2(c), the Company is not required to give notice to or obtain Consent from any Person in connection with the execution and delivery of this Agreement or the consummation of the Acquisitions.

8.3           Capitalization of the Company

(a)           The authorized Equity Securities of the Company consist of 20,000,000 authorized shares of preferred stock, $0.001 par value per share, of which no shares are issued or outstanding, and 500,000,000 authorized shares of common stock, $0.001 par value per share, of which 55,787,554 shares are issued and outstanding. Upon the issuance to Shareholder of certificates representing the Company Shares, Shareholder shall hold good title to the Company Shares, free and clear of all Encumbrances.

(b)           There are no existing convertible securities, options, warrants, calls, or commitments of any character relating to the authorized and unissued capital stock of the Company, except as contemplated by this Agreement or as set forth in Schedule 8.3(b) or the Company’s filings with the SEC on EDGAR (the “SEC Filings”), which can be found at www.sec.gov.

8.4           Financial Statements

The Company has delivered or shall deliver to Shareholder its Audited Financial Statements for the fiscal years ended March 31, 2015 and 2014, Interim Financial Statements for the latest completed fiscal period, and Pro Forma Financial Information, that: (a) fairly present the consolidated financial condition and the results of operations, changes in stockholders’ equity, and cash flows of the Company as at the respective dates of, and for the periods referred to therein; and (b) were prepared in accordance with GAAP and GAAS. No financial statements of any Person other than the Company are required by GAAP to be included or reflected in the above-referenced financial statements and financial information. The Audited Financial Statements for the fiscal years ended March 31, 2015 and 2014, Interim Financial Statements for the latest completed fiscal period, and Pro Forma Financial Information were prepared from, and are consistent with, the accounting Records of the Company. The Company has also delivered to Shareholder copies of all letters from the independent registered public accounting firm of the Company to its board of directors or audit committee thereof, during the 36 months before the date of this Agreement, together with copies of all responses thereto.

8.5           Books and Records

(a)           The Company’s books of account and other Records, all of which have been made available to Shareholder, are complete and correct, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act. The Company has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and Pro Forma Financial Information for external purposes in accordance with GAAP and GAAS, including that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken respecting any differences.

(b)           The Company’s minute book contains complete and correct Records of all meetings held, and actions taken by written Consent, of the holders of voting securities, the board of directors, and committees of the board of directors of the Company, and no meeting of the board of directors or a committee of the board has been held, and no other action has been taken, for which minutes or other evidence of action have not been prepared and are not contained in such minute books. The Company has, at all times, maintained complete and correct Records of all issuances and transfers of its capital stock. At the FFIN Closing, all such minute books and Records of the Company will be in the possession of the Company at the Closing location.

8.6           Real and Personal Property

(a)           As of the date of the FFIN Closing, the Company has no Owned Real Property.

(b)           Schedule 8.6(b) lists all Leased Real Property of the Company, including a description of the premises leased. Except as listed in Schedule 8.6(b), all Company Leased Real Property is leased pursuant to valid written leases listed in Schedule 8.17(a). Such leases contain the entire agreement between the landlord of each of the leased premises and the Company, and there is no other Contract between the landlord and the Company affecting such Company Leased Real Property. The Company leases no Real Property as a lessor or sub-lessor.

(c)           The Company’s interest in the Company Leased Real Property is held by the Company, free and clear of all Encumbrances, variances, or limitations of any nature, other than Permitted Encumbrances and as set forth in Schedule 8.6(c).

(d)           The Company owns no buildings, plants, or structures. Certificates of occupancy are in full force and effect for each location of Company Leased Real Property, and the Company’s use thereof does not violate any applicable zoning, subdivision, land use, or other Legal Requirements. No Third Party has a right to acquire the Company’s interest in the Company Leased Real Property. There is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of any parcel of the Company Leased Real Property or that would prevent or hinder the continued use of any such parcel as used by the Company. None of the Company Leased Real Property is located within a flood plain for flood insurance purposes.

(e)           The Company owns all tangible personal property reflected as owned in the Audited Financial Statements (other than inventory sold since the Interim Financial Statements date in the Ordinary Course of Business), free and clear of all Encumbrances, other than Permitted Encumbrances and as set forth in Schedule 8.6(c). All the tangible personal property purchased or otherwise acquired by the Company since the Interim Financial Statements date (other than inventory acquired and sold since the Interim Financial Statements date in the Ordinary Course of Business) is owned by the Company, free and clear of all Encumbrances, other than Permitted Encumbrances and as set forth in Schedule 8.6(c). A copy of the fixed asset register of the Company has been delivered to Shareholder. Each such register contains a complete and correct list of the fixed assets of the Company as of the date specified.

8.7           Condition and Sufficiency of Assets

The buildings, plants, structures, and equipment owned or leased by the Company are structurally sound, in good operating condition and repair, and adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs other than ordinary, routine maintenance that is not material in nature or cost.

8.8           Accounts Receivable

As of the Interim Financial Statements date, the Company had no accounts receivable. Because the Company is not currently engaged in active operations, it does not anticipate having any accounts receivable before the Closing.

8.9           Inventories

As of the Interim Financial Statements date, the Company has no inventory. Because the Company is not currently engaged in active operations, it does not anticipate having any inventory before the Closing.

8.10         No Undisclosed Liabilities

Except as set forth in Schedule 8.10, the Company has no liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than liabilities or obligations to the extent shown on the balance sheet of its Interim Financial Statements and current liabilities incurred in the Ordinary Course of Business since the Interim Financial Statements date.

8.11         Taxes

(a)           Except as set forth in in Schedule 8.11(a), the Company has duly and timely filed, or caused to be timely filed, with the appropriate Tax Authority all Tax Returns required to be filed by or for it. All such Tax Returns are correct and complete in all material respects. All Taxes due and owing by the Company (whether or not shown as due on any Tax Return) have been timely paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and no extension been requested. Except as set forth in Schedule 8.11(a), no claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction. The Company has never had any nexus with any jurisdiction where the Company does not file a Tax Return that could reasonably be expected to subject it to Tax in such jurisdiction. The Company has prepared and kept complete, accurate, and up-to-date records in relation to Tax as required by any Legal Requirement and to enable it to deliver correct and complete Tax Returns (together with all attachments thereto as required by any Legal Requirement) and to calculate any present or, so far as possible, future Tax liability of the Company or the entitlement of the Company to claim any relief from Tax liabilities.

(b)           The unpaid Taxes of the Company did not, as of the Interim Financial Statements date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet of its Interim Financial Statements (rather than in any notes thereto). Since the Interim Financial Statements date, the Company has not incurred any liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)           Except as set forth in Schedule 8.11(c), no deficiencies for Taxes for the Company has been claimed, proposed, or assessed by any Governmental Body. There are no pending or threatened audits, assessments, or other actions for or relating to any liability for Taxes of the Company. There are no matters under discussion with any Governmental Body, or known to the Company, for Taxes that are likely to result in an additional liability for Taxes of the Company. Except as set forth in Schedule 8.11(c), no issues relating to Taxes of the Company were raised by any relevant Governmental Body in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(d)           The Company (or any predecessor of the Company) has not waived any statute of limitations for Taxes or agreed to any extension of time for a Tax assessment or deficiency, and no request has been made in writing for any such extension or waiver. Except as set forth in Schedule 8.11(d), no power of attorney for any Taxes of the Company has been executed or filed with any Governmental Body.

(e)           There are no Encumbrances for Taxes upon any property or asset of the Company.

(f)           The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, and stockholder of the Company. The Company has properly classified all individuals providing services to it as employees or nonemployees for all relevant purposes.

(g)           The Company has delivered or made available to Shareholder complete and accurate copies of all Tax Returns of the Company (and any predecessor of the Company) for all taxable years from and after 2012, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company (or any predecessors of the Company) from and after 2012.

(h)           The Company is not and never has been, a party to or bound by any Tax indemnity agreement, Tax-sharing agreement, Tax allocation agreement, or similar arrangement or Contract, and after the applicable Closing Date, the Company shall not be bound by any such agreement, arrangement or Contract or have any liability thereunder.

(i)            Except as listed in Schedule 8.11(i), the Company has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), owned any property in, or otherwise become subject to Tax jurisdiction in a country other than the country of its formation. Except as listed in Schedule 8.11(i) no entity classification election pursuant to United States Treasury Regulations Section 301.7701-3 has ever been filed for the Company.

(j)            The Company has no liability for any Taxes of any other Person. The Company has not been a member of any consolidated, combined, affiliated, aggregate or unitary group of Persons for any Tax purpose.

(k)           The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the applicable Closing Date as a result of any installment sale or other transaction on or before the applicable Closing Date, any accounting method change or agreement with any Governmental Body, any prepaid amount received on or before the Closing, or for any other reason.

8.12         No Material Adverse Effect

Except as set forth in the SEC Filings, the Company has not suffered any Material Adverse Effect, and no event has occurred, and no circumstance exists, that can reasonably be expected to result in a Material Adverse Effect.

8.13         Employee Benefits

(a)           The Company has no, and has not had since December 31, 2013, employees and has made no offer or proposal regarding any Benefit Plans. The Company has not made any plan or commitment to create any additional Benefit Plan or modify or change any existing Benefit Plan.

(b)           The Company does not maintain, sponsor, contribute to, participate in, or have any liability (actual or contingent) for any plan, program, or arrangement providing compensation or benefits to employees or service providers in the Republic of Kazakhstan or the United States or which is subject to ERISA or the Legal Requirements of the Republic of Kazakhstan or the United States. Neither the Company nor any ERISA affiliate of the Company has incurred any obligation or liability for or under any employee benefit plan, program, or arrangement (including any agreement, program, policy, or other arrangement under which any current or former employee, director, or consultant has any present or future right to benefits) that has created or will create any obligation for, or has resulted in or will result in any liability to, Shareholder, except to the extent that Shareholder expressly assumes such obligation or liability pursuant to this Agreement.

(c)           No event has occurred and, to the Company’s Knowledge, there exists no condition or set of circumstances in connection with which the Company would be subject to any material liability (other than for routine benefit liabilities) under the terms of, or for, any Benefit Plan or Legal Requirement.

(d)           Neither the Company, respecting any Benefit Plan, nor any Benefit Plan or fiduciary of any Benefit Plan, in any case, is the subject of an audit or investigation by any Governmental Body, and no such audit or investigation is pending or, to the Company’s Knowledge, threatened.

(e)           Schedule 8.13(e) sets forth any indebtedness owed by any current or former employee or consultant to the Company.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the Acquisitions, either alone or in combination with another event (whether contingent or otherwise) will: (i) entitle any current or former employee, consultant, or director of the Company to any payment; (ii) increase the amount of compensation or benefits due to any employee, consultant, or director; (iii) accelerate the vesting, funding, or time of payment of any compensation, equity award, or other benefit; or (iv) create or require the creation of any Benefit Plan.

(g)           Each individual providing services to the Company has been properly classified by it as an employee or a nonemployee service provider and as exempt or nonexempt for all purposes under applicable Governmental Regulation.

8.14        Compliance with Legal Requirements; Governmental Authorizations

Except as set forth in Schedule 8.14:

(a)           the Company has, at all times, been in compliance with each Legal Requirement that is or was applicable to it or the conduct of its business or the ownership or use of any of its assets;

(b)           no event has occurred or circumstance exists that (with or without notice or lapse of time) could: (i) constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement; or (ii) give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action;

(c)           the Company has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, or potential: (i) violation of, or failure to comply with, any Legal Requirement; or (ii) obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action; and

(d)           no proposed Legal Requirement could have an adverse consequence on the Company or could require an expenditure of $10,000 or more by the Company to comply with such Legal Requirement.

8.15         Legal Proceedings; Orders

(a)           Except as set forth in Schedule 8.15(a), since January 1, 2013, there has not been, and there is not pending or, to Company’s Knowledge, threatened, any Proceeding:

(i)           by or against the Company; or

(ii)           that challenges or could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with the Acquisitions.

To the Company’s Knowledge, no event has occurred or circumstance exists that could give rise to or serve as a basis for the commencement of any such Proceeding.

(b)           Except as set forth in Schedule 8.15(b), there is no Order to which the Company is subject.

8.16        Absence of Certain Changes and Events

Except as set forth in Schedule 8.16, since the Interim Financial Statements date, the Company has conducted its business only in the Ordinary Course of Business, and there has not been any:

(a)           issuance or change in the authorized or issued capital stock of the Company; purchase, redemption, retirement, or other acquisition by the Company of its capital stock; or declaration or payment of any dividend or other distribution or payment for any capital stock of the Company;

(b)           amendment to the Organizational Documents of the Company;

(c)           payment increase or decrease by the Company of any bonus, salary, benefit, or other compensation to any holder of Company capital stock, director, manager, officer, employee, or consultant or entry into or amendment of any employment, severance, bonus, retirement, loan, or other Contract with any holder of Company capital stock, director, manager, officer, employee, or consultant;

(d)           adoption of benefits under any Benefit Plan;

(e)           Loss of any asset owned or used by the Company, whether or not covered by insurance;

(f)           entry into, modification, termination or expiration of, or receipt of notice of termination of any Applicable Contract listed in Schedule 8.17(a);

(g)           sale (other than sales of inventory in the Ordinary Course of Business), lease, other disposition of, or imposition of an Encumbrance on any asset owned or used by the Company;

(h)           release or waiver of any claim or right of the Company with a value in excess of $10,000;

(i)            change in the accounting methods used by the Company;

(j)            capital expenditure (or series of related capital expenditures) by the Company either involving more than $10,000 or outside the Ordinary Course of Business;

(k)           capital investment in, loan to, or acquisition of the securities or assets of any Person (or series of related capital investments, loans, and acquisitions) by the Company, either involving more than $10,000 or outside the Ordinary Course of Business, or acquisition (by merger, exchange, consolidation, acquisition of Equity Securities or assets, or otherwise) of any Person by the Company;

(l)            note, bond, debenture, or other indebtedness for borrowed money issued, created, incurred, assumed, or guaranteed (including advances on existing credit facilities) involving more than $5,000 individually or $10,000 in the aggregate by the Company;

(m)           Contract by the Company to do any of the foregoing; or

(n)           other material occurrence, event, action, failure to act, or transaction outside the Ordinary Course of Business involving the Company.

8.17         Contracts

(a)           Schedule 8.17(a) lists, and the Company has delivered to Shareholder a copy of, each Applicable Contract:

(i)           involving the performance of services, delivery of goods or materials, or payments by the Company of an amount or value in excess of $10,000;

(ii)           that was not entered into in the Ordinary Course of Business;

(iii)          affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $10,000 and with remaining terms of less than one year);

(iv)          respecting Intellectual Property, including Contracts with current or former employees, consultants, or contractors regarding the ownership, use, protection, or nondisclosure of any of the Intellectual Property;

(v)          with any labor union or other employee representative of a group of employees relating to wages, hours, or other conditions of employment;

(vi)          involving any joint venture, partnership, or limited liability company agreement involving a sharing of profits, losses, costs, Taxes, or other liabilities by the Company with any other Person;

(vii)        containing covenants that in any way purport to restrict the right or freedom of the Company or any other Person to: (1) engage in any business activity; (2) engage in any line of business or compete with any Person; or (3) solicit any Person to enter into a business or employment relationship or enter into such a relationship with any Person;

(viii)       providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(ix)          containing an effective power of attorney granted by the Company;

(x)           containing or providing for an express undertaking by the Company to be responsible for consequential, special, or liquidated damages or penalties or to indemnify any other party;

(xi)          for capital expenditures in excess of $10,000;

(xii)         involving the settlement, release, compromise, or waiver of any material rights, claims, obligations, duties, or liabilities;

(xiii)        relating to indebtedness of the Company in excess of $10,000;

(xiv)        relating to the employment of any employee of the Company;

(xv)         relating to a distributor, reseller, original equipment manufacturer, dealer, manufacturer’s representative, broker, finder, sales agency, advertising agency, manufacturing, assembly, or product design and development relationship with the Company;

(xvi)        under which the Company has loaned to, or made an investment in, or guaranteed the obligations of, any Person in excess of $10,000;

(xvii)       relating to any bond or letter of credit;

(xviii)      containing any obligation of confidentiality or nondisclosure between the Company and any other Person for the benefit of the Company or such other Person; and

(xix)        constituting an amendment, supplement, or modification (whether oral or written) for any of the foregoing.

(b)           Except as set forth in Schedule 8.17(b):

(i)           each Applicable Contract listed in Schedule 8.17(a) is in full force and effect and is valid and enforceable in accordance with its terms;

(ii)           the completion or performance of each Applicable Contract for the sale of goods or services by the Company listed in Schedule 8.17(a) will not result in less than normal profit margins to the Company; and

(iii)         the completion or performance of each Applicable Contract listed in Schedule 8.17(a) will not result in an adverse consequence to the Company.

(c)           Except as set forth in Schedule 8.17(c):

(i)            the Company has been in compliance with each Applicable Contract since the effective date of such Applicable Contract;

(ii)           each other Person that has any obligation or liability under any Applicable Contract has been in compliance with such Applicable Contract since the effective date of such Applicable Contract;

(iii)          no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in a Breach of; give the Company or any other Person the right to declare a default or exercise any remedy under; accelerate the maturity or performance of or payment under; or cancel, terminate, or modify any Applicable Contract;

(iv)         no event has occurred or circumstance exists under or by virtue of any Applicable Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any assets owned or used by the Company; and

(v)          the Company has not given to, or received from, any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, or potential Breach of any Applicable Contract.

(d)           There is no renegotiation of, attempt to renegotiate, or outstanding rights to renegotiate any Applicable Contract with any Person, and no Person has made written demand for such renegotiation.

(e)           Each Applicable Contract relating to the sale, design, manufacture, or provision of products or services by the Company has been entered into in the Ordinary Course of Business and without the commission of any act, alone or in concert with any other Person, or any consideration having been paid or promised in violation of any Legal Requirement

8.18         Insurance

Schedule 8.18 contains a correct and complete list of each material insurance policy owned by, or maintained for the benefit of, the Company. The Company is not in material default under any insurance policy. All premiums due have been paid on such insurance policies, and the Company has not received any written notice of cancellation of any insurance policy or written notice respecting any refusal of coverage thereunder. The Company does not have a self-insurance or co-insurance program. All policies provide adequate coverage with reputable insurers for all normal risks incident to the Company’s assets, properties, and business operations and are in character and amount at least equivalent to that carried by Persons engaged in a business subject to the same or similar risks, perils, or hazards and in the same industry. The Company has, at all times, had the benefit of insurance coverage that was required by applicable Legal Requirements.

8.19         Environmental Matters

Except as set forth in Schedule 8.19:

(a)           The Company has, at all times, complied with all Environmental Laws.

(b)           Neither the Company nor any other Person for whose conduct the Company is or could be held responsible has received any Order, notice, or other communication (written or oral) relating to any actual, alleged, or potential violation of, or failure to comply with, any Environmental Law or any actual or potential Environmental, Health, and Safety Liability.

(c)           There are no pending or, to Company’s Knowledge, threatened claims or Encumbrances resulting from any Environmental, Health, and Safety Liability or arising under or pursuant to any Environmental Law respecting or affecting any of the Facilities or any other asset owned or used by the Company or in which it has or had an interest.

(d)           Neither the Company nor any other Person for whose conduct the Company is or could be held responsible has any Environmental, Health, and Safety Liability, and no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in the Company or any other Person for whose conduct it is or could be held responsible: (i) having any Environmental, Health, and Safety Liability; or (ii) violating any Environmental Law.

(e)           None of the Facilities and, to Company’s Knowledge, no Adjoining Property, contains any above-ground or underground storage tanks or landfills, surface impoundments, or disposal areas.

(f)           The Company has delivered to Shareholder copies of all reports, studies, analyses, or tests initiated by or on behalf of, or in the possession of, the Company concerning compliance by the Company or any other Person for whose conduct it is or could be held responsible, with Environmental Laws.

8.20         Employees and Consultants

(a)           The Company does not have any employees.

(b)           Schedule 8.20(b) lists the following information for every independent contractor, consultant, or sales agent of the Company: (i) name; (ii) responsibilities; (iii) date of engagement; and (iv) compensation. Each independent contractor, consultant, or sales agent qualifies as an independent contractor in relation to the Company for purposes of all applicable Legal Requirements, including those relating to Taxes, insurance, and employee benefits.

(c)           Except as set forth in Schedule 8.20(c), there are no retired employees or directors of the Company, or their dependents, receiving benefits or scheduled to receive benefits from the Company in the future.

(d)           Schedule 8.20(d) states the number of employees terminated or laid off by the Company since March 31, 2015. The Company has not terminated or laid any employee in the six months before the date of this Agreement.

(e)           The Company has not violated the Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirement.

(f)           To Company’s Knowledge, no director, officer, employee, agent, consultant, or independent contractor of the Company is bound by any Contract or subject to any Order that purports to limit the ability of such director, officer, employee, agent, consultant, or independent contractor: (i) to engage in or continue or perform any conduct, activity, duties, or practice relating to the business of the Company; or (ii) to assign to the Company any rights to any invention, improvement, or discovery.

8.21         Labor Disputes; Compliance

(a)           The Company has, at all times, complied with all Legal Requirements relating to employment practices, terms, and conditions of employment, equal employment opportunity, nondiscrimination, sexual harassment, immigration, wages, hours, benefits, collective bargaining and similar requirements, the payment of Taxes, and occupational safety and health. The Company is not liable for the payment of any Taxes or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

(b)           Except as set forth in Schedule 8.21(b):

(i)           the Company is not now, nor has it been, a party to any collective bargaining agreement or other labor contract;

(ii)          since March 31, 2015, no employee grievance process, organizational activity, or other labor dispute involving the Company exists, is pending, or to Company’s Knowledge, is threatened;

(iii)          to Company’s Knowledge, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute;

(iv)         since March 31, 2015, no Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body, is pending or, to Company’s Knowledge, threatened against or affecting the Company;

(v)           no application or petition for an election or for certification of a collective bargaining agent is pending; and

(vi)         since March 31, 2015, no charge of discrimination or sexual harassment filed with the Equal Employment Opportunity Commission or similar Governmental Body exists, is pending, or to Company’s Knowledge, threatened, against the Company, and no event has occurred or circumstances exist that could provide the basis for any such charge.

8.22         Intellectual Property

The Company owns or possesses no Intellectual Property. During the past two years, the Company has not received any written complaint, demand, or notice alleging that the Company has infringed upon or misappropriated any Intellectual Property right of any Third Party.

8.23         Compliance with the Foreign Corrupt Practices Act and Export Control and Antiboycott Laws

Neither the Company nor any representative of the Company in its capacity as such has violated the Foreign Corrupt Practices Act or the anticorruption laws of any jurisdiction where the Company has done business. The Company has, at all times, complied with all Legal Requirements relating to export control and trade sanctions or embargoes. The Company has not violated the antiboycott prohibitions contained in 50 U.S.C. Sections 2401 et seq. or taken any action that can be penalized under Section 999 of the Code.

8.24         Money Laundering

The Company’s operations were and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements. To Company’s Knowledge, all operations were compliant with all Money Laundering Laws, and no Proceeding involving the Company respecting the Money Laundering Laws is pending or, to Company’s Knowledge, threatened.

8.25         Office of Foreign Assets Control and European Union Sanctions Restrictions

Neither the Company nor, to the Company’s Knowledge any shareholder, affiliate, director, officer, employee, agent, or other Person acting on behalf of the Company and included on Schedule 8.25 is currently subject to any U.S. sanctions administered by OFAC. To the Company’s Knowledge, it has not directly or indirectly loaned, contributed, or otherwise made available any funds or entered any transaction that would violate any OFAC sanction or similar sanctions enforced by the European Union.

8.26         Relationships with Related Persons

No Related Person of the Company has, or since March 31, 2013 has had, any interest in any asset owned or used by any FFIN Company. Neither the Company nor any Related Person of the Company is, or since March 31, 2013 has been, a Related Party of or the owner (of record or beneficially) of any Equity Security or any other financial or profit interest in, a Person that has: (a) had business dealings or a material financial interest in any transaction with any FFIN Company; or (b) engaged in competition with any FFIN Company, other than ownership of less than 1% of the outstanding capital stock of a Person that is listed on any national or regional securities exchange. Except as set forth in Schedule 8.26, neither the Company nor any Related Person of the Company is a party to any Applicable Contract with, or has any claim or right against, any FFIN Company.

8.27         Securities Law Matters

The Company is acquiring the Equity Securities of the FFIN Companies for its own account and not with a view to their distribution within the meaning of Section 2(a)(11) of the Securities Act.

8.28         SEC Filings

The SEC Filings of the Company conformed in all material respects to the requirements of the Securities Act and the Exchange Act, as applicable, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

8.29         Customers and Suppliers

The Company has had no Major Customers or Major Suppliers during each of the two years ending March 31, 2015, or during the interim period from March 31, 2015, until the Closing.

8.30         Brokers or Finders

Neither the Company nor any of its Related Parties has incurred any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee, agent’s commission, or other similar payment in connection with this Agreement or the Acquisitions.

ARTICLE 9
Termination

9.1           Termination Events

Subject to Section 9.2, by notice given before or at the Freedom RU Closing or the Freedom CY Closing, any uncompleted Acquisition pursuant to this Agreement may be terminated as follows:

(a)           by mutual Consent of the Company and Shareholder;

(b)           by the Company if a material Breach of any provision of this Agreement has been committed by Shareholder;

(c)           by Shareholder if a material Breach of any provision of this Agreement has been committed by the Company;

(d)           by the Company if satisfaction of any condition in Article 2 by December 31, 2016, or such later date as the parties may agree upon (the “End Date”), becomes impossible (other than through the failure of the Company to comply with its obligations under this Agreement);

(e)           by Shareholder if satisfaction of any condition in Article 3  by the End Date becomes impossible (other than through the failure of Shareholder to comply with his obligations under this Agreement);

(f)            by the Company if the Freedom CY Closing has not occurred on or before the End Date, unless the Company is in material Breach of this Agreement; or

(g)           by Shareholder if the Freedom CY Closing has not occurred on or before the End Date, unless Shareholder is in material Breach of this Agreement.

9.2           Effect of Termination

Each party’s right of termination under Section 9.1 is in addition to any other right it or he may have under this Agreement (including under Section 11.15) or otherwise, and the exercise of a party’s right of termination will not constitute an election of remedies. If this Agreement is terminated pursuant to Section 9.1, this Agreement will be of no further force or effect; provided, however, that: (a) this Section 9.2 and Article 11 will survive the termination of this Agreement and will remain in full force and effect; and (b) the termination of this Agreement will not relieve any party from any liability for any Breach of this Agreement occurring prior to termination.

ARTICLE 10
Indemnification; Payment; Reimbursement; Remedies

10.1         Survival; Remedies

(a)           All representations, warranties, covenants, and obligations in this Agreement, the disclosure schedules, the supplements to the disclosure schedules, and any certificate, document, or other writing delivered pursuant to this Agreement will survive each Closing and the consummation of the Acquisitions.

(b)           The right to indemnification, payment, reimbursement, or other remedy based upon any representation, warranty, covenant, or obligation will not be affected by any investigation (including any environmental investigation or assessment) conducted or any Knowledge acquired at any time, whether before or after the execution and delivery of this Agreement or any Closing Date, respecting the accuracy or inaccuracy of, or compliance with, such representation, warranty, covenant, or obligation.

(c)           The waiver of any condition relating to any representation, warranty, covenant, or obligation will not affect the right to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation.

10.2         Indemnification, Payment, and Reimbursement by Shareholder

Shareholder shall indemnify and hold harmless the Company, the FFIN Companies, and their respective Subsidiaries and Related Persons (collectively, the “Company Indemnified Persons”) from, and shall pay to the Company Indemnified Persons the amount of, or reimburse the Company Indemnified Persons for, any Loss that the Company Indemnified Persons or any of them may suffer, sustain, or become subject to as a result of, in connection with, or relating to:

(a)           any Breach of any representation or warranty made by Shareholder in: (i) this Agreement or Shareholder’s disclosure schedules (after giving effect to any supplement to Shareholder’s disclosure schedules as provided in Section 11.3 respecting the FFIN Company, to be acquired in the Freedom RU Closing or the Freedom CY Closing); (ii) any supplement to Shareholder’s disclosure schedules; (iii) the certificate delivered pursuant to Section 2.5 (after giving effect to the words “in all material respects” in Section 2.3(a)); or (iv) any other certificate, document, or other writing delivered by Shareholder pursuant to this Agreement;

(b)           any Breach of any covenant or obligation of Shareholder in this Agreement or in any certificate, document, or other writing delivered by Shareholder pursuant to this Agreement;

(c)           any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any such Person with Shareholder or any FFIN Company (or any Person acting on their behalf) in connection with the Acquisitions;

(d)           (i) any Taxes of any FFIN Company not reflected on the balance sheet relating to periods on or before the Freedom CY Closing Date; and (ii) any liability of any FFIN Company for Taxes of any other Person, as a transferee or successor, by Contract or otherwise;

(e)           any services provided by any FFIN Company, in whole or in part, before the Freedom CY Closing Date;

(f)            any claim arising out of or relating to any Environmental, Health or Safety Liability;

(g)           the use of the Deferred Distribution Funds for any purpose other than payment of unclaimed distributions to the Company stockholders entitled to such Deferred Distribution Funds; or

(h)           any matter disclosed in Schedule 10.2(h).

10.3         Indemnification, Payment, and Reimbursement by the Company

The Company shall indemnify and hold harmless Shareholder from, and shall pay to Shareholder the amount of, or reimburse Shareholder for, any Loss that Shareholder may suffer, sustain, or become subject to as a result of, in connection with, or relating to:

(a)           any Breach of any representation or warranty made by the Company in: (i) this Agreement; (ii) the certificate delivered pursuant to Section 3.3; or (iii) in any other certificate, document, or other writing delivered by the Company pursuant to this Agreement;

(b)           any Breach of any covenant or obligation of the Company in this Agreement or in any certificate, document, or other writing delivered by the Company pursuant to this Agreement; or

(c)           any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any such Person with the Company (or any Person acting on its behalf) in connection with the Acquisitions.

10.4         Time Limitations

(a)           If any Closing occurs, Shareholder shall have liability under Section 10.2(a) for any Breach of a representation or warranty (other than those in Sections 7.1, 7.2, 7.3, 7.11, 7.13, 7.19, 7.25, or 7.29, as to which a claim may be made at any time), only if on or before the date that is three years after the such Closing Date, the Company notifies Shareholder of a claim, specifying the factual basis of the claim in reasonable detail to the extent known by the Company.

(b)           If any Closing occurs, the Company shall have liability under Section 10.3(a) for any Breach of a representation or warranty (other than those in Sections 8.1, 8.2, 8.3, 8.11, 8.13, 8.19, 8.26 or 8.30, as to which a claim may be made at any time), only if on or before the date that is three years after such Closing Date, Shareholder notifies the Company of a claim specifying the factual basis of the claim in reasonable detail to the extent known by Shareholder.

10.5         Certain Limitations on Amount

(a)           If a Closing occurs, Shareholder shall have no liability for claims under Section 10.2(a) until the aggregate of all Losses suffered by all the Company Indemnified Persons for such claims exceeds $25,000; provided, however, that if the aggregate of all such Losses exceeds $25,000, Shareholder shall be liable for all such Losses. However, this Section 10.5(a) will not apply to any Breach of which Shareholder has Knowledge at any time at or before the date on which such representation and warranty was made or to any Breach of any representation or warranty in Section 7.1, 7.2, 7.3, 7.11, 7.13, 7.19, 7.25, or 7.29.

(b)           If a Closing occurs, the Company shall have no liability for claims under Section 10.3(a) until the aggregate of all Losses suffered by all Shareholder Indemnified Persons for such claims exceeds $25,000; provided, however, that if the total of all such Losses exceeds $25,000, the Company shall be liable for all such Losses. However, this Section 10.5(b) will not apply to any Breach of which the Company has Knowledge at any time at or before the date on which such representation and warranty was made or to any Breach of any representation or warranty in Section 8.1, 8.2, 8.11, 8.13, 8.19, 8.26 or 8.30.

10.6         Third-Party Claims

(a)           A Person benefited by Sections 10.2 and 10.3 (an “Indemnified Person”) shall give notice of the assertion of a Third-Party Claim to Shareholder or the Company (an “Indemnifying Person”), as the case may be; provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from any obligation under this Article 10 except to the extent that the failure or delay materially prejudices the defense of the Third-Party Claim by the Indemnifying Person.

(b)           (i)            Except as provided in Section 10.6(c), the Indemnifying Person may elect to assume the defense of the Third-Party Claim with counsel satisfactory to the Indemnified Person by: (1) giving notice to the Indemnified Person of its or his election to assume the defense of the Third-Party Claim; and (2) giving the Indemnified Person evidence acceptable to the Indemnified Person that the Indemnifying Person has adequate financial resources to defend against the Third-Party Claim and fulfill its or his obligations under this Article 10, in each case no later than 10 days after the Indemnified Person gives notice of the assertion of a Third-Party Claim under Section 10.6(a).

(ii)           If the Indemnifying Person elects to assume the defense of a Third-Party Claim:

(1)           it shall diligently conduct the defense and, so long as it diligently conducts the defense, shall not be liable to the Indemnified Person for any Indemnified Person’s fees or expenses subsequently incurred in connection with the defense of the Third-Party Claim other than reasonable costs of investigation;

(2)           the election will conclusively establish for purposes of this Agreement that the Indemnified Person is entitled to relief under this Agreement for any Loss arising, directly or indirectly, from or in connection with the Third-Party Claim (subject to the provisions of Section 10.5);

(3)           no compromise or settlement of such Third-Party Claim may be effected by the Indemnifying Person without the Indemnified Person’s Consent unless: (A) there is no finding or admission of any violation by the Indemnified Person of any Legal Requirement or any rights of any Person; (B) the Indemnified Person receives a full release of and from any other claims that may be made against the Indemnified Person by the Third Party bringing the Third-Party Claim; and (C) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (D) the Indemnifying Person shall have no liability for any compromise or settlement of such claims effected without its or his Consent.

(iii)          If the Indemnifying Person does not assume the defense of a Third-Party Claim in the manner and within the period provided in Section 10.6(b)(i) or if the Indemnifying Person does not diligently conduct the defense of a Third-Party Claim, the Indemnified Person may conduct the defense of the Third-Party Claim at the expense of the Indemnifying Person, and the Indemnifying Person shall be bound by any determination resulting from such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c)           Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or any Related Party other than as a result of monetary damages for which it would be entitled to relief under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise, or settle such Third-Party Claim.

(d)           Notwithstanding the provisions of Section 11.12, Shareholder consents to the nonexclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of determining any claim that an Indemnified Person may have under this Agreement for such Proceeding or the matters alleged therein.

(e)           For any Third-Party Claim subject to this Article 10:

(i)            any Indemnified Person and any Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceeding at all stages thereof when such Person is not represented by its or his own counsel; and

(ii)           both the Indemnified Person and the Indemnifying Person, as the case may be, shall render to each other such assistance as they may reasonably require of each other and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(f)            In addition to Section 6.3, for any Third-Party Claim subject to this Article 10, the parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that:

(i)            it shall use its or his best efforts for any Third-Party Claim in which it has assumed or participated in the defense to avoid production of Confidential Information (consistent with applicable law and rules of procedure); and

(ii)           all communications between any party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(g)           Any claim under this Article 10 for any matter involving a Third-Party Claim shall be indemnified, paid, or reimbursed promptly. If the Indemnified Person shall for any reason assume the defense of a Third-Party Claim, the Indemnifying Person shall reimburse the Indemnified Person on a monthly basis for the costs of investigation and the reasonable fees and expenses of counsel retained by the Indemnified Person.

10.7         Other Claims

A claim under this Article 10 for any matter not involving a Third-Party Claim may be made by notice to Shareholder or the Company, as the case may be, and shall be indemnified, paid, or reimbursed promptly after such notice.

10.8         Strict Liability or Indemnitee Negligence

The provisions in this Article 10 shall be enforceable regardless of whether the liability is based upon past, present, or future acts, claims, or Legal Requirements (including any past, present, or future Environmental Law, Occupational Safety and Health Law, products liability, securities, or other Legal Requirement) and regardless of whether any Person (including the Person from whom relief is sought) alleges or proves the sole, concurrent, contributory, or comparative negligence of the Person seeking relief, or the sole or concurrent strict liability imposed upon the Person seeking relief.

ARTICLE 11
MISCELLANEOUS

11.1         Expenses

(a)           Except as otherwise provided in this Agreement or the other documents to be delivered pursuant to this Agreement, Shareholder either individually or through one or more of the FFIN Companies will bear all fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation of the Acquisitions, including all fees and expenses of any Related Parties.  The obligation of Shareholder  to bear the fees and expenses will be subject to any rights of Shareholder arising from a Breach of this Agreement by the Company.

(b)           All stamp, documentary, and other transfer Taxes incurred in connection with this Agreement, whether pertaining to the Equity Securities or any assets and properties of the FFIN Companies, will be paid by Shareholder. Shareholder will, at his own expense, file all necessary Tax Returns and other documentation for all such Taxes.

11.2         Public Announcements

Notwithstanding any confidentiality obligation to which the Company is subject, any public announcement, including any press release; communication to employees, customers, suppliers, or others having dealings with the FFIN Companies; or similar publicity respecting this Agreement or the Acquisitions will be issued at such time, in such manner, and containing such content as the Company determines in its sole discretion.

11.3           Disclosure Schedules

(a)           In the event of any inconsistency between the statements in this Agreement and those in the disclosure schedule (other than an exception expressly set forth as such in the a disclosure schedule respecting a specifically identified representation or warranty), the statements in this Agreement will control.

(b)           Notwithstanding anything to the contrary contained in the disclosure schedules or any supplement to the disclosure schedules, the statements in the disclosure schedules, and those in any supplement thereto, relate only to the provisions in the sections of this Agreement to which they expressly relate and not to any other provision in this Agreement.

(c)           At least ten days prior to the anticipated date of each of the Freedom RU Closing and the Freedom CY Closing, Shareholder shall revise, supplement, and amend the Shareholder Schedules respecting the FFIN Company to be acquired on the Freedom RU Closing or the Freedom CY Closing, as the case may be, and deliver a copy of such revised, supplemented, and amended Shareholder Schedules to the Company.  The Company shall not be obligated to complete the Freedom RU Closing or the Freedom CY Closing, as the case may be, if the revised, supplemented, and amended Stockholder Schedules respecting the FFIN Company to be acquired on the Freedom RU Closing or the Freedom CY Closing, as the case may be, contains any disclosure or information that would constitute, in the Company’s reasonable, good faith judgment,  a failure of Shareholder to meet the conditions set forth in Section 2.3.

11.4         Nature of Shareholder’s Obligations

Shareholder shall cause each FFIN Company to take, or refrain from taking, all actions as may be necessary or appropriate to implement this Agreement.

11.5         Further Assurances

The parties will execute and deliver to each other such other documents and do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement, the Acquisitions, and the documents to be delivered pursuant to this Agreement.

11.6         Entire Agreement

This Agreement supersedes all prior agreements, whether written or oral, between the parties respecting its subject matter (including any letter of intent and, upon the Closing, any confidentiality obligation to which the Company is subject) and constitutes (along with the disclosure schedules, the exhibits, and the other documents to be delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties respecting the subject matter of this Agreement.

11.7         Modification

This Agreement may only be amended, supplemented, or otherwise modified by a writing executed by the Company and Shareholder.

11.8         Assignments and Successors

No party may assign any of its or his rights or delegate any of its or his obligations under this Agreement without the prior Consent of the other party, except that the Company may assign any of its rights and delegate any of its obligations under this Agreement to any Subsidiary of the Company and, after the Closing, to the purchaser of all or a substantial part of the equity securities or business of the applicable FFIN Company. Any purported assignment of rights or delegation of obligations in violation of this Section 11.8 will be void. Subject to the foregoing, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the heirs, executors, administrators, legal representatives, successors, and permitted assigns of the parties.

11.9         No Third-Party Rights

Other than the Indemnified Persons and the parties, no Person will have any legal or equitable right, remedy, or claim under or respecting this Agreement. This Agreement may not be amended or terminated, and no provision of this Agreement may be waived, without the Consent of each party to the Agreement.

11.10       Remedies Cumulative

The rights and remedies of the parties are cumulative and not alternative.

11.11       Governing Law

All matters relating to or arising out of this Agreement or the Acquisitions and the rights of the parties (whether sounding in contract, tort, or otherwise) will be governed by and construed and interpreted under the laws of the state of Nevada, without regard to conflicts of laws principles that would require the application of any other law.

11.12      Jurisdiction; Service of Process

Except as otherwise provided in this Agreement, any Proceeding arising out of or relating to this Agreement or the Acquisitions shall be brought in the courts of the state of Utah, county of Salt Lake, or, if it has or can acquire jurisdiction, in the United States District Court, for the District of Utah, and each party irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it or he may now or hereafter have to venue or to convenience of forum, agrees that all claims for such Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the Acquisitions in any other court. Each party acknowledges and agrees that this Section 11.12 constitutes a voluntary and bargained-for agreement between the parties. Process in any Proceeding referred to in the first sentence of this section or in Section 10.6(d) may be served on any party anywhere in the world, including by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.17. Nothing in this Section 11.12 will affect the right of any party to serve legal process in any other manner permitted by law or at equity.

11.13       Waiver of Jury Trial

Each party knowingly, voluntarily, and intentionally, waives its or his right to trial by jury in any Proceeding arising out of or relating to this Agreement or the Acquisitions, whether sounding in contract, tort, or otherwise.

11.14      Attorneys’ Fees

In the event any Proceeding is brought respecting this Agreement or any of the documents referred to in this Agreement, the prevailing party will be entitled to recover reasonable attorneys’ fees and other costs incurred in such Proceeding, in addition to any relief to which such party may be entitled.

11.15      Enforcement of Agreement

Shareholder acknowledges and agrees that the Company would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any Breach of this Agreement by Shareholder could not be adequately compensated in all cases by monetary damages alone. Accordingly, Shareholder agrees that, in addition to any other right or remedy to which the Company may be entitled at law or in equity, the Company shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to obtain temporary, preliminary, and permanent injunctive relief to prevent Breaches or threatened Breaches, without posting any bond or giving any other undertaking.

11.16       No Waiver

Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Legal Requirement: (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a party, in whole or in part, unless made in a writing signed by such party; (b) a waiver given by a party will only be applicable to the specific instance for which it is given; and (c) no notice to or demand on a party will: (i) waive or otherwise affect any obligation of that party; or (ii) affect the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.17       Notices

All notices and other communications required or permitted by this Agreement shall be in writing and will be effective, and any applicable period shall commence, when: (a) delivered by hand or a nationally recognized overnight courier service (costs prepaid) addressed to the following addresses; or (b) transmitted electronically to the following email addresses, and receipt is confirmed by the recipient; in each case marked to the attention of the Person (by name or title) designated below (or to such other address, email address, or Person as a party may designate by notice to the other parties):

Shareholder:

Timur Turlov
Tugolukova St. 10, Ap. 4
Moscow Region, Lobnya, Russia
E-mail address:

with a copy to:

Kruse Landa Maycock & Ricks, LLC
Attention: James Kruse, Esq.
136 East South Temple, 21st Floor
Salt Lake City, Utah 84111
Email address:  jkruse@klmrlaw.com

the Company:

BMB Munai, Inc.
Attention: Adam Cook
324 South 400 West, Suite 250
Salt Lake City Utah 84101
Email address:

with a copy to:

Poulton & Yordan
Attention:  Ronald L. Poulton, Esq.
324 South 400 West, Suite 250
Salt Lake City Utah 84101
Email address: rp@poulton-yordan.com

11.18      Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.19      Time of Essence

With regard to all dates and periods set forth or referred to in this Agreement, time is of the essence.

11.20      Counterparts and Electronic Signatures

(a)           This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties.

(b)           A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

ARTICLE 12
DEFINITIONS AND USAGE

12.1.        Definitions

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 12.1:

“Acquisitions”—as defined in the Recitals of this Agreement.

“Adjoining Property”—geographically, geologically, hydraulically, or hydrogeologically adjoining property.

“Agreement”—as defined in the first paragraph of this Agreement.

“Applicable Contract”—any Contract: (a) under which any FFIN Company has or could acquire any rights; (b) under which any FFIN Company has or could become subject to any obligation or liability; or (c) by which any FFIN Company or any assets owned or used by it is or could become bound.

“Audited Financial Statements”—audited financial statements, including the balance sheet and the related statements of operations, stockholders’ equity (deficit), and cash flows, as of and for the periods specified, prepared in accordance with GAAP or GAAS consistently applied throughout the periods involved, except as explained in the notes to such financial statements.

“Benefit Plan”—each plan, policy, program, practice, agreement, understanding, or arrangement (whether written or oral): (a) that provides compensation or other benefits to any current or former employee, officer, director, or consultant (or to any dependent or beneficiary thereof) of an FFIN Company, or in which any such individual participates or is eligible to participate; (b) that is sponsored, maintained, or contributed to or required to be contributed to by an FFIN Company; or (c) under which an FFIN Company has or may have any obligation or liability, whether actual or contingent.

“Breach”—any breach of, or any inaccuracy in, any representation or warranty; breach of, or failure to perform or comply with, any covenant or obligation in the Contract in question; or any event that with the passing of time or the giving of notice, or both, would constitute a breach, inaccuracy, or failure.

“Closing”—the FFIN Closing, the Freedom RU Closing and the Freedom CY Closing, individually or collectively.

“Closing Date”—the date on which a Closing occurs.

“Code”—the Internal Revenue Code of 1986, as amended.

“Company”—as defined in the first paragraph of this Agreement.

“Company’s Knowledge”—Knowledge of the Company.

“Company Indemnified Persons”—as defined in Section 10.2.

“Company Representatives”—as defined in Section 4.1.

“Company Schedule”—as defined in Article 8.

“Company Shares”—as defined in Section 1.1.

“Confidential Information”—as defined in Section 6.3(a).

“Consent”—any approval, consent, ratification, waiver, or other authorization.

 “Contract”—any agreement, contract, lease, consensual obligation, promise, commitment, or undertaking (whether written or oral and whether express or implied), whether or not legally binding.

“Deferred Distribution Funds”—$8,533,566 held in established segregated custodial bank accounts belonging to certain Company stockholders designated in Schedule 6.5.

“Encumbrance”—any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal, or similar restriction, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“End Date”—as defined in Section 9.1(d).

“Environment”—soil, land surface and subsurface strata, surface waters (including navigable and nonnavigable inland and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liability”—any Loss, obligation, or other responsibility resulting from or arising under an Environmental Law or an Occupational Safety and Health Law.

“Environmental Law”—any Legal Requirement that provides for or relates to:

(a)          advising appropriate authorities, employees, or the public respecting the use of any Hazardous Material; the Release or Threat of Release of Hazardous Material; violation of discharge or emission limits or other prohibitions or any Hazardous Activity or any activity, such as resource extraction or construction, that could have a significant effect on the Environment;

(b)          preventing or reducing to acceptable levels the Release of Hazardous Material into the Environment;

(c)           reducing the quantities, or minimizing or controlling the hazardous characteristics, of Hazardous Material that are generated;

(d)           assuring that products are designed, formulated, packaged, and used so that they do not present an unreasonable risk to human health or the Environment when used or disposed of;

(e)           protecting the Environment;

(f)           reducing the risks involved in the transportation of Hazardous Material;

(g)          the cleanup of Hazardous Material that has been Released, preventing its Release, or addressing the Threat of Release or paying the costs of such actions; or

(h)          making a Person compensate any other Person for damage done to its health or property or the Environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets or resources.

“Equity Securities”—for any Person: (a) any capital stock or similar security; (b) any security convertible into or exchangeable for any security described in clause (a); (c) any option, warrant, or other right to purchase or otherwise acquire any security described in clauses (a), (b), or (c); and (d) any “equity security” within the meaning of the Exchange Act.

“ERISA”—the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act”—the Securities Exchange Act of 1934, as amended.

“Facilities”—any buildings, plants, structures, or equipment (including motor vehicles and rolling stock) owned or operated, or formerly owned or operated, by any FFIN Company.

“FFIN”—FFIN Securities, Inc., a Nevada corporation.

“FFIN Closing”—as defined in Section 1.2(a)(i).

“FFIN Companies”—FFIN, Freedom, and Freedom CY and their respective Subsidiaries, collectively, and “FFIN Company” means any one of the FFIN Companies.

“Freedom CY”—FFINEU Investments Limited, a Cyprus limited liability company.

“Freedom CY Closing”—as defined in Section 1.2(a)(iii)

“FINRA”—as defined in the Recitals.

“Freedom KZ”— Freedom Finance of Kazakhstan JSC, a Kazakhstan joint stock company.

“Freedom RU”—Investment Company Freedom Finance LLC, a Russian limited company. Unless the context otherwise requires, the term “Freedom RU” includes its wholly owned subsidiary Freedom KZ.

“Freedom RU Closing”—as defined in Section 1.2(a)(ii).

“GAAP”—generally accepted accounting principles in the United States.

“GAAS”—generally accepted accounting standards in the United States.

“Governmental Authorization”—any: (a) Consent, license, registration required by memberships, or permit issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body”—any:

(a)           nation, state, county, city, town, borough, village, district, or other jurisdiction;

(b)           federal, state, local, municipal, foreign, multinational, or other government;

(c)           governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal, or other entity exercising governmental or quasi-governmental powers);

(d)           body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, whether local, national, or international; or

(e)           official of any of the foregoing.

“Hazardous Activity”—the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use of Hazardous Material and any other act, business, operation, or activity that increases the danger or poses a risk of harm to the Environment.

“Hazardous Material”—any substance, material, or waste that is or will foreseeably be regulated by any Governmental Body, as well as any material, substance, or waste that is defined or classified as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “pollutant,” “restricted hazardous waste,” “contaminant,” “toxic waste,” “pollutant,” or “toxic substance” under any provision of Environmental Law, including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde, or polychlorinated biphenyls.

“Indemnified Person”—as defined in Section 10.6(a).

“Indemnifying Person”—as defined in Section 10.6(a).

“Intellectual Property”—all intellectual property or other proprietary rights of every kind, foreign or domestic, including patents, inventions (whether or not patentable), processes, methodologies, products, technologies, discoveries, copyrightable and copyrighted works (whether or not registered), apparatus, trade secrets, trademarks and service marks (whether or not registered), domain names, trade names, know-how, trade dress, customer lists, confidential marketing and customer information, confidential technical information, software, and documentation related thereto and any registrations or applications for registration of any of the foregoing.

“Interim Financial Statements”—unaudited quarterly financial statements, including the balance sheet and the related statements of operations, stockholders’ equity (deficit), and cash flows, as of and for the periods specified, prepared in accordance with SEC Requirements consistently applied throughout the periods involved, except as explained in the notes to such financial statements.

“Knowledge”—

(a)           An individual will be deemed to have Knowledge of a particular fact or other matter if:

(i)            that individual is actually aware of that fact or matter; or

(ii)           a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty in this Agreement.

(b)          A Person (other than an individual) will be deemed to have Knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, manager, executor, or trustee of that Person (or in any similar capacity) has, or at any time had, Knowledge of that fact or other matter (as set forth in clauses (a)(i) and (ii) above).

“Leased Real Property”—as defined in Section 7.6(b).

“Legal Requirement”—any constitution, law, ordinance, principle of common law, code, rule, regulation, statute, act, treaty, or order of general applicability of any Governmental Body, including rules and regulations promulgated thereunder.

“Loss”—any cost, loss, liability, obligation, claim, cause of action, damage, deficiency, expense (including costs of investigation and defense and reasonable attorneys’ fees), fine, penalty, judgment, award, assessment, or diminution of value.

“Major Suppliers”—as defined in Section 7.27.

“Major Customers”—as defined in Section 7.27.

“Material Adverse Effect”—any event, change, development, or occurrence that, individually or together with any other event, change, development, or occurrence, is materially adverse to a Person’s business, condition (financial or otherwise), assets, results of operations, or prospects.

“Material Consents”—as defined in Section 2.6.

“Money Laundering Laws”—as defined in Section 7.23

“Occupational Safety and Health Law”—any Legal Requirement designed to promote safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to promote safe and healthful working conditions.

“OFAC”—as defined in Section 7.24.

“Order”—any order, injunction, judgment, decree, ruling, assessment, or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business”—an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:

(a)           is consistent in nature, scope, and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; and

(b)          does not require authorization by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature.

“Organizational Documents”—(a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the certificate of formation or organization and limited liability company agreement, operating agreement, or like agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter, agreement, or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to or restatement of any of the foregoing.

“Owned Real Property”—as defined in Section 7.6(a).

“Permitted Encumbrances”—(a) Encumbrances for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending, or deferred against Owned Real Property) that are not yet due and payable; (b) Encumbrances of carriers, warehousemen, mechanics, and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed or such Encumbrances otherwise perfected); (c) statutory Encumbrances in favor of lessors arising in connection with any property leased to any FFIN Company; and (d) Encumbrances disclosed in the financial statements.

“Person”—an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture, other entity, or a Governmental Body.

“Proceeding”—any action, arbitration, mediation, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Pro Forma Financial Information”—as defined in Section 2.1.

“Real Property”—as defined in Section 7.6(b).

“Recapitalization”—as defined in Section 1.3(b)(ii).

“Records”—information that is inscribed on a tangible medium or that is stored in an electronic or other medium.

“Related Person”—

(a)           For an individual:

(i)            each other member of such individual’s family;

(ii)           any Person that is directly or indirectly controlled by such individual or any one or more members of such individual’s family;

(iii)           any Person in which members of such individual’s family hold (individually or in the aggregate) a material interest; and

(iv)          any Person for which one or more members of such individual’s family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity).

(b)          For a Person other than an individual:

(i)            any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person;

(ii)           any Person that holds a material interest in such specified Person;

(iii)          each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity);

(iv)          any Person in which such specified Person holds a material interest; and

(v)           any Person for which such specified Person serves as a general partner, manager, or a trustee (or in a similar capacity).

(c)           For purposes of this definition:

(i)            “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and shall be construed as such term is used in the rules promulgated under the Exchange Act;

(ii)           the “family” of an individual includes: (1) the individual; (2) the individual’s spouse; (3) any other natural person who is related to the individual or the individual’s spouse within the second degree; and (4) any other natural person who resides with such individual; and

(iii)           “material interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or Equity Securities representing at least 10% of the outstanding equity interests in a Person.

“Release”—any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the Environment or into or out of any property.

“Required Financials”—as defined in Section 1.3(a).

“Representative”—with respect to a particular Person, includes any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, or legal counsel of such Person.

“SEC”—as defined in the Recitals.

“SEC Filings”—as defined in Section 8.3(b).

“SEC Requirements”—as defined in Section 1.3(a)(i).

“Securities Act”—the Securities Act of 1933, as amended.

“Shareholder”—as defined in the first paragraph of this Agreement.

“Shareholder’s Knowledge”—Knowledge of Shareholder or any FFIN Company.

“Shareholder Schedules”—as defined in Article 7.

“Subsidiary”—any Person of which securities or other interests having the power to elect a majority of that Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that Person (other than Equity Securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by another Person or one or more of its Subsidiaries.

“Tax”—any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, Social Security, unemployment, disability, real property, personal property, sales, use, transfer, value-added, concession, alternative, add-on minimum, and other tax, fee, assessment, levy, tariff, charge, or duty of any kind whatsoever, including any interest, penalty, addition, or additional amount thereon imposed, assessed, or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

“Tax Authority”—any Governmental Body having or purporting to exercise jurisdiction for any Tax.

“Tax Return”—any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party”—a Person that is not an FFIN Company or a party to this Agreement.

“Third-Party Claim”—any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

“Threat of Release”—a reasonable possibility of a Release that could require action (including triggering notification or reporting under Environmental Law) in order to prevent or mitigate damage to the Environment that could result from such Release.

12.2         Usage

(a)           In this Agreement, unless expressly stated otherwise:

(i)           the singular includes the plural and vice versa;

(ii)           reference to any Person includes that Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes that Person in any other capacity;

(iii)          reference to a gender includes the other gender;

(iv)         reference to any agreement, document, or instrument means that agreement, document, or instrument as amended or modified and in effect from time to time in accordance with its terms;

(v)          reference to any Legal Requirement means that Legal Requirement as from time to time in effect, including any amendment, modification, codification, replacement, or reenactment of such Legal Requirement;

(vi)         reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement as from time to time in effect, including any amendment, modification, codification, replacement, or reenactment of that section or other provision;

(vii)        “hereunder,” “hereof,” “hereto,” and words of similar import refer to this Agreement as a whole and not to any particular article, section, or other provision of this Agreement;

(viii)           “including” (and with correlative meaning “include”) means that the items listed are illustrative, without any implication that all or even most of the components are mentioned;

(ix)          “or” is used in the inclusive sense of “and/or”;

(x)           “any” means “any and all”;

(xi)          for the determination of any period, “from” means “from and including” and “to” means “to but excluding”;

(xii)         a reference to a document, instrument, or agreement also refers to all addenda, exhibits, or schedules thereto;

(xiii)        a reference to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct; and

(xiv)        a reference to a list, or any like compilation (whether in the disclosure schedules or elsewhere), means that the item referred to is complete and correct.

(b)           Unless otherwise specified in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP.

(c)           This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party as having been drafted by it will not apply to any construction or interpretation of this Agreement.

(d)           The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

COMPANY:		SHAREHOLDER:

BMB MUNAI, INC.
By:	/s/ Askar Tashtitov	/s/ Timur Turlov
Name:	Askar Tashtitov	TIMUR TURLOV
Title:	President

DISCLOSURE SCHEDULES

Schedule 2.6                         Material Consents

Schedule 3.4                         Consents

Schedule 6.5                         Deferred Distribution Funds

Schedule 7.1                         FFIN Companies Organization and Good Standing

Schedule 7.2(b)                    No Conflict

Schedule 7.2(c)                    Required Notice or Consent

Schedule 7.3(b)                    Subsidiary Capitalization

Schedule 7.3(c)                    Stockholders Agreements or other Contracts Relating to Equity Securities

Schedule 7.6(a)                    FFIN Companies Owned Real Property

Schedule 7.6(b)                    FFIN Companies Leased Real Property

Schedule 7.6(c)                    Permitted Encumbrances

Schedule 7.8                         Accounts Receivable

Schedule 7.9                         Inventories

Schedule 7.10                      Undisclosed Liabilities

Schedule 7.13(a)                  Benefit Plans

Schedule 7.13(g)                  Employee Indebtedness

Schedule 7.14(a)                  Compliance with Legal Requirements

Schedule 7.14(b)                  Governmental Authorization

Schedule 7.15(a)                  Legal Proceedings

Schedule 7.15(b)                  Orders

Schedule 7.15(c)                  Noncompliance with Orders

Schedule 7.16                      Certain Changes and Events

Schedule 7.17(a)                  Applicable Contracts

Schedule 7.17(b)                  Contract Deficiencies

Schedule 7.17(c)                  Compliance with Applicable Contracts

Schedule 7.18                      Insurance

Schedule 7.19                      Environmental Matters

Schedule 7.20(a)                  Employees of FFIN Companies

Schedule 7.20(b)                  Independent Contractors of FFIN Companies

Schedule 7.20(c)                  Termination Notices

Schedule 7.20(d)                  Retiree Benefits

Schedule 7.20(e)                  Terminated Employees

Schedule 7.21(b)                  Labor Contracts

Schedule 7.22                      FFIN Companies Intellectual Property

Schedule 7.24                      FFIN Companies Covered Affiliates

Schedule 7.25                      Relationships with Related Persons

Schedule 7.27                      Customers and Suppliers

Schedule 8.2(b)                    No Conflict

Schedule 8.2(c)                    Required Notice or Consent

Schedule 8.3(b)                    Convertible Securities, Options, Warrants, etc.

Schedule 8.6(b)                    Company Leased Real Property

Schedule 8.6(c)                    Company Permitted Encumbrances

Schedule 8.10                      Undisclosed Liabilities

Schedule 8.11(a)                  Tax Returns and Claims

Schedule 8.11(c)                  Tax Deficiencies

Schedule 8.11(d)                  Power of Attorney for Taxes

Schedule 8.11(i)                  U.S. Treasury Classification Election

Schedule 8.13(e)                  Company Employee Indebtedness

Schedule 8.14                      Compliance with Legal Requirements

Schedule 8.15(a)                  Legal Proceedings

Schedule 8.15(b)                  Orders

Schedule 8.16                      Certain Changes and Events

Schedule 8.17(a)                  Applicable Contracts

Schedule 8.17(b)                  Contract Deficiencies

Schedule 8.17(c)                  Compliance with Applicable Contracts

Schedule 8.18                       Insurance

Schedule 8.19                       Environmental Matters

Schedule 8.20(b)                  Independent Contractors of Company

Schedule 8.20(c)                  Retiree Benefits

Schedule 8.20(d)                  Terminated Employees

Schedule 8.21(b)                  Labor Contracts

Schedule 8.25                      Company Covered Affiliates

Schedule 8.26                      Relationships with Related Persons

Exhibit A
Shareholder Release

SHAREHOLDER RELEASE

This Shareholder Release (“Release”) is made as of November 23, 2015 by Timur Turlov (“Shareholder”).  This Release is referred to in Section 1.4(a)(i)(7) of the Share Exchange and Acquisition Agreement (the “Acquisition Agreement”), dated November 23, 2015, between BMB Munai, Inc., a Nevada corporation (the “Company”) and Shareholder.  Capitalized terms used in this Release without definition have the respective meanings given to them in the Acquisition Agreement.

Shareholder acknowledges and agrees that execution and delivery of this Release is a condition to closing the Acquisition Agreement and that the Company is relying on this Release in consummating the transactions contemplated by the Acquisition Agreement.

Shareholder, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, in order to induce the Company to consummate the Acquisition Agreement, agrees as follows:

Shareholder, for himself and on behalf of each of his Related Persons, hereby unconditionally and irrevocably releases and forever discharges the Company and each of its officers, directors, controlling shareholders and assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, counterclaims, setoffs, demands, Proceedings, causes of action, Orders, obligations, contracts, agreements, debts, damages, and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity (collectively, “Claims”), which Shareholder or his Related Persons now has, has ever had, or may hereafter have against the respective Releasees arising contemporaneously with or prior to the last Closing Date to occur or on account of or arising out of any matter, cause, or event occurring contemporaneously with or prior to the last Closing Date to occur, including any right to indemnification, reimbursement from, or payment, whether pursuant to their respective Organizational Documents, contract, or otherwise and whether or not relating to Claims pending on, or asserted after, the final Closing Date (collectively, the “Released Claims”); provided, however, that nothing contained in this Release will operate to release any obligation of the Company arising under the Acquisition Agreement or any agreement or instrument being executed and delivered pursuant to the Acquisition Agreement.

Shareholder represents and warrants to each Releasee that he has not transferred, assigned, or otherwise disposed of any part of or interest in any Released Claim.

Shareholder hereby irrevocably covenants not to, directly or indirectly, assert any claim or demand, or commence, institute, or voluntarily aid in any way, or cause to be commenced or instituted, any Proceeding of any kind against any Releasee based upon any Released Claim.

Without in any way limiting any rights and remedies otherwise available to any Releasee, Shareholder, shall indemnify and hold harmless each Releasee from and against and shall pay to each Releasee the amount of, or reimburse each Releasee for, all loss, liability, claim, damage (including incidental and consequential damages), or expense (including costs of investigation and defense and reasonable attorneys’ and accountants’ fees), whether or not involving third-party claims, arising directly or indirectly from or in connection with (a) the assertion by or on behalf of Shareholder or any of his Related Persons of any Released Claim, and (b) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of Shareholder or any of his Related Persons against such third party of any Released Claim.

Shareholder acknowledges and agrees that the execution of this Release does not constitute in any manner whatsoever an admission of liability on the part of any Releasee for any Released Claim, and that such liability is specifically denied.

Shareholder agrees to (a) execute and deliver such other documents, and (b) do such other acts and things, as the Company may reasonably request for the purpose of carrying out the intent of this Release.

This Release may not be amended, supplemented, or otherwise modified except in a writing signed by the person against whose interest such change will operate.

All matters relating to or arising out of this Release will be governed by and construed and interpreted under the laws of the state of Utah, without regard to conflicts of laws principles that would require the application of any other law.

If any provision of this Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Release will remain in full force and effect.  Any provision of this Release held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Release as of the date first written above.

Timur Turlov